NO ACT

PE
12-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035359

January 26, 2009

Received SEC
JAN 26 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-26-09

David B. Harms
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Re: AT&T Inc.
Incoming letter dated December 10, 2008

Dear Mr. Harms:

This is in response to your letter dated December 10, 2008 concerning the shareholder proposal submitted to AT&T by Trillium Asset Management Corp. on behalf of Jane Brown; Boston Common Asset Management, LLC; and Calvert Asset Management Company, Inc. We also received a letter on behalf of the proponents on January 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111-2809

Melissa K. Locke
Social Research & Advocacy Analyst
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

Ivy Wafford Duke, Esq.
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

January 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 10, 2008

The proposal requests the board to issue a report examining the effects of AT&T's internet network management practices.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations (i.e., procedures for protecting user information). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

January 9, 2008

VIA e-mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to AT&T Inc. for 2009 Proxy Statement

Dear Sir/Madam:

This letter is submitted on behalf of Jane Brown, Trillium Asset Management Corporation, Calvert Asset Management Company, Inc. and Boston Common Asset Management (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of AT&T Inc. (hereinafter referred to as "AT&T" or the "Company"), and who have jointly submitted a shareholder proposal (hereinafter referred to as "the Proposal") to AT&T, to respond to the letter dated December 10, 2007 sent to the Office of Chief Counsel by the Company, in which AT&T contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in AT&T's 2009 proxy statement, because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue and (2) the requested report is not moot. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D.C. a copy of these materials is being e-mailed concurrently to AT&T's counsel, Mr. David B. Harms at harmsb@sullcrom.com and Mr. Alexander Rakosi at rakosia@sullcrom.com.

Summary Response

As demonstrated below, a widespread public debate has developed about the role of Internet Service Providers ("ISPs") as gatekeepers to our civil liberties. As the proverbial "public square" has moved onto the Internet, the Internet management practices of ISPs have taken center stage in debates about free speech and public expectations of privacy. As more of our economic, social, political and cultural activities have moved online, ISPs are faced with new and profound questions about how to reconcile their roles as for-profit public companies with their responsibilities as content providers, news outlets, and protectors of public discourse and personal data. Shareholders are rightly concerned about the strategic and societal implications of these developments.

BOSTON	DURHAM	SAN FRANCISCO	BOISE
711 Atlantic Avenue	353 West Main Street, Second Floor	369 Pine Street, Suite 711	950 W. Bannock Street, Suite 530
Boston, Massachusetts 02111-2809	Durham, North Carolina 27701-3215	San Francisco, California 94104-3310	Boise, Idaho 83702-6118
T: 617-423-6655 F: 617-482-6179	T: 919-688-1265 F: 919-688-1451	T: 415-392-4806 F: 415-392-4535	T: 208-387-0777 F: 208-387-0278
800-548-5684	800-853-1311	800-933-4806	800-567-0538

AT&T's management seeks to deny shareholders the opportunity to consider these issues at the Company's annual meeting by arguing that the Proposal focuses on mundane matters and is substantially implemented by the Company's privacy policy and public statements. As demonstrated below, the Proposal focuses on an issue that has received significant attention from regulators, Congress and the press. We also demonstrate how the Company recognizes the significant public challenges posed by the issues. Finally, the following sections provide specific examples of where the Company has failed to implement the Proposal.

We therefore respectfully request the Staff to conclude that AT&T has failed to meet its burden of persuasion and cannot exclude the Proposal from its 2009 proxy materials.

The Proposal

Report on Network Management Practices,
Public Expectations of Privacy and Freedom of Expression on the Internet

The Internet is becoming the defining infrastructure of our economy and society in the 21st century. Its potential to open markets for commerce, venues for cultural expression and modalities of civic engagement is without historic parallel.

Internet Service Providers (ISPs) are gatekeepers to this infrastructure: providing access, managing traffic, insuring communication, and forging rules that shape, enable and limit the public's Internet use.

As such, ISPs have a weighty responsibility in devising network management practices. ISPs must give far-ranging thought to how these practices serve to promote--or inhibit--the public's participation in the economy and in civil society.

Of fundamental concern is the effect ISPs' network management practices have on public expectations of privacy and freedom of expression on the Internet.

Whereas:

- More than 211 million Americans--70% of the population--use the Internet;
- The Internet serves as an engine of opportunity for social, cultural and civic participation in society;
- 46% of Americans have used the Internet, e-mail or text messaging to participate in the 2008 political process;
- The Internet yields significant economic benefits to society, with online U.S. retailing revenues – only one gauge of e-commerce - exceeding $200 billion in 2008;
- The Internet plays a critical role in addressing societal challenges such as provision of health care, with over 8 million Americans looking for health information online daily;
- 72% of Americans are concerned that their online behaviors are being

tracked and profiled by companies;

- 54% of Americans are uncomfortable with third parties collecting information about their online behavior;

- Our Company provides Internet access to a very large number of subscribers and is considered a leading ISP;

- Our Company's network management practices have been questioned by consumers, civil liberties groups and shareholders; specifically, AT&T was scrutinized for censoring political speech; was the focus of a BusinessWeek story discussing content monitoring; and was called before Congress to testify on these issues;

- Class action lawsuits in several states are challenging the propriety of ISPs' network management practices;

- Internet network management is a significant public policy issue; failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company;

- Any perceived compromise by ISPs of public expectations of privacy and freedom of expression on the Internet could have a chilling effect on the use of the Internet and detrimental effects on society.

Therefore, be it resolved, that shareholders request the board issue a report by October 2009, excluding proprietary and confidential information, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

Supporting Statement

One example of an issue to be examined could be the social and political effects of collecting and selling personal information to third-parties, including information companies such as First Advantage and Equifax.

Background

A plain reading of the Proposal makes it evident that it is about addressing the negative impacts of AT&T's business activities on freedom of speech and public expectations of privacy. It is not about the so-called warrantless wiretapping program and it is not about government surveillance. As much as the Company would like this case to be considered a re-play of the 2007 and 2008 proposals filed by As You Sow and does its best to paint the Proposal in that light, in reality the Proposal and the context from which it springs are substantially and fundamentally different from the As You Sow proposals. This Proposal focuses on threats to public expectations of privacy and freedom of expression from private/commercial interests.

The Proposal is distinct from the As You Sow proposals in how it addresses the issue of privacy. The As You Sow proposals focused on privacy policies, customer privacy and government The Proposal, in contrast, is focused on the impact of the Company's Internet network management practices on public expectations of privacy – i.e. focusing on the social impact of the company's actual conduct. These are two very different subject matters, as discussed further below, which AT&T is attempting to conflate. The Company admits as much on Page Four of its letter when it acknowledges that there is no mention whatsoever of the warrantless wiretapping controversy in the Proposal and is left to resort to bald speculation about the Proponents' motivations. By doing so the Company is asking the Staff to ignore the text of the Proposal and engage in a baseless attempt to assess the Proponents' intentions. This is not the role of the Staff and is at odds with Staff practice.

Contrary to the Company's assertions, this Proposal does not originate in the shadows surrounding the warrantless wiretapping program. Rather, it stems from the controversial and widely publicized actions of AT&T in squelching the voice of Eddie Vedder, lead singer of one of the most popular music groups in the world. On August 5, 2007, AT&T censored its webcast of a performance by the rock band Pearl Jam, blocking the audio feed when Eddie Vedder ad-libbed some non-obscene but politically pointed lyrics:

> "George Bush, leave this world alone."
> "George Bush find yourself another home."

AT&T did not voluntarily disclose the fact of the censorship or the reasons for it until public attention was brought to the incident in the media. When confronted, AT&T blamed an overzealous sub-contractor and admitted to a "handful" of similar incidents of censorship.

A few days later, Trillium engaged AT&T management in dialogue on this issue. The Company disclosed that subsequent to the Pearl Jam episode it had adopted a "new policy" regarding censorship, but that policy apparently applies only to similar web performances. In as series of correspondence between AT&T and Trillium (five letters in all), the Company would not say how the First Amendment is being treated in other service offerings where AT&T functions as a content provider. See Exhibit A.

In a March 2008 letter to Trillium, AT&T said: "As the nation's largest provider or broadband services, we recognize our responsibility to protect our customers' freedom of expression on the Internet. In this dynamic environment, we must vigilantly and continually monitor and update our policies to ensure that they remain faithful to our overall vision."

However, AT&T would not provide Trillium with a copy of its freedom of speech policies. Left without other options, Trillium decided to exercise its rights as a shareholder to bring the issue of censorship before fellow shareholders at the Company's 2009 annual meeting.

In the course of developing the Proposal, Trillium consulted with a number of other shareholders and discovered that civil liberties issues presented by the Pearl Jam incident were both more widespread (extending to many ISPs other than AT&T) and more complex (with the issues of freedom of expression and privacy inextricably joined together).

As discussed below, a number of ISPs have been accused of engaging in censorship in very public ways – see. for example. Verizon's censorship of NARAL for "controversial material." For that reason, an identical proposal has been filed by the Proponents and other shareholders with Charter, Embarq, Verizon, CenturyTel, Sprint, Knology, Comcast and Qwest. The vast majority of these companies have no involvement whatsoever with the warrantless wiretapping controversy. While the Company may wish this Proposal to focus on that subject, it clearly does not.

It was also evident to us that freedom of speech issues are inextricably linked to consideration of public expectations of privacy on the Internet. The point here is that the Proposal explicitly **does not focus on AT&T's customers** – which was the subject of the As You Sow proposals. Rather, it addresses the impact AT&T's network management practices have on a much larger community. The free flow of traffic on the Internet is dependent on an industry practice known as "peering" – by which traffic is automatically transferred from one ISP to another; that means any individual ISP frequently carries data and content originating from, or destined for, virtually any Internet user in the world – whether or not those users are customers of the ISP. If people do not feel free to speak freely and anonymously online, then they may self-censor and not speak freely.

In short, the Proposal is categorically different from the As You Sow proposals. It stems from a censorship issue, it focuses on how the Company impacts society and, lastly, it is not focused on government activity. The As You Sow proposals were directly and clearly focused on the relationship between telecommunications companies and the government. This current Proposal is explicitly not focused on the government, but rather is focused on the commercial pressures on ISPs that threaten harm to society. In that sense it fits within the traditional model of environmental and human rights proposals that seek to minimize or eliminate the harmful impacts of company activities on the environment and human rights.

Finally, the As You Sow proposals were excluded for reasons not relevant to the Proposal. First, the 2007 AYS proposal was excluded for focusing on "litigation strategy" for requesting "past expenditures on attorney's fees." There is nothing in the Proposal that even remotely relates to the Company's litigation strategy. Second, the 2008 AYS Proposal was excluded for focusing on "procedures for protecting customer information" because it was explicitly focused on customer privacy. As discussed above and in the following sections, the Proposal does not run afoul of this exclusion both because it focuses on societal impacts as well as the civil liberties issues presented by public expectations of privacy and censorship.

The Proposal focuses on a significant policy issue

A proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations,*** the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Id* (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable,*** because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added)
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In 2002, the Staff noted "that the presence of ***widespread public debate*** regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'"

Finally, the company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" 1998 Interpretive Release (emphasis added).

Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. Clearly, this is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

Turning to the subject matter of the proposal, the fact that censorship and surveillance by ISPs is a significant policy issue is perhaps best shown through the Company's own assertion that it is a significant policy issue.

On August 13, 2008 AT&T's Senior Vice-President – Public Policy and Chief Privacy Officer, Dorothy Attwood, wrote a letter to Congress in response to inquiries about the use of deep packet inspection (an Internet filtering technology that enables data mining, eavesdropping, and censorship). In that letter Ms. Attwood, stated that Congress was right to be concerned because these capabilities posed ***"significant policy questions"***. Exhibit B (emphasis added).

Just over a month later on September 25, 2008, in Ms. Attwood's testimony to Congress (cited in the Company's no-action request at Company Annex C) on the same issue, she stated ***"Your interest in these matters surely is warranted."*** (emphasis added). She went on to state that these kinds of technologies "that involve tracking consumer web browsing and search activities, ***raise important consumer-privacy concerns that policymakers and industry must carefully weigh.***" (emphasis added).

If the issue of ISP network management technologies and practices is an important enough issue for policymakers to consider, is that not evidence enough that it is a "significant policy issue" that warrants shareholder attention? See *Yahoo!* (April 13, 2007) (permissible proposal focusing on Internet privacy, proponent demonstrated significant policy issue by documenting Congressional interest in the issue).

But these quotes are only the beginning of a substantial body of evidence that there is widespread public interest in censorship and public expectations of privacy on the Internet, in general, and with ISPs specifically.

Consider the enormous amount of mainstream media and business press coverage of the issue of surveillance, network management and censorship over the last six months (Exhibit C):

BusinessWeek
AT&T to Get Tough on Piracy, November 7, 2007
Congress to Push Web Privacy, August 14, 2008
The Candidates are Monitoring your Mouse, August 28, 2008

CNN
Tracking Of Users Across Web Sites Could Face Strict Rules, July 14, 2008
Free speech is thorny online, December 17, 2008

Christian Science Monitor
YouTube to McCain: No DMCA pass for you, October 15, 2008

Financial Times
Google founders in web privacy warning, May 19, 2008
FCC signals its authority over web access, July 29, 2008

Los Angeles Times
Technology stokes new Web privacy fears, July 14, 2008
FCC slams Comcast for blocking Internet traffic, vows to police ISPs, August 1, 2008

MSNBC
ISPs pressed to become child porn cops, October 16, 2008
The trouble with 'deep packet inspection', October 16, 2008

National Public Radio

FCC Rules Against Comcast, August 4, 2008
Google violates its 'don't be evil' motto , November 18, 2008

New York Times

Ad-Targeting Companies and Critics Prepare for Senate Scrutiny, July 8, 2008
An Imminent Victory for 'Net Neutrality' Advocates, July 11, 2008
F.C.C. Vote Sets Precedent on Unfettered Web Usage, August, 2, 2008
Applications Spur Carriers to Relax Grip on Cellphones, August 4, 2008
Web Privacy on the Radar in Congress, August 11, 2008
AT&T Mulls Watching You Surf, August 14, 2008
Comcast Says No New Traffic Management Plan Yet, August 21, 2008
McCain Fights for the Right to Remix on YouTube, October 14, 2008
Banks Mine Data and Pitch to Troubled Borrowers, October 22, 2008
Big Tech Companies Back Global Plan to Shield Online Speech, October 28, 2008
Does AT&T's Newfound Interest in Privacy Hurt Google?, November 20, 2008
Campaigns in a Web 2.0 World, November 3, 2008
How Obama Tapped Into Social Network Power, November 9, 2008
You're leaving a digital trail – do you care?, November 29, 2008
Google's Gatekeepers , November 30, 2008
Proposed Web Filter Criticized in Australia , December 12, 2008
Yahoo Limits Retention of Search Data, December 18, 2008

Jim Leher News Hour

FCC Rules Comcast Violated Internet Access Policy, August 1, 2008

Philadelphia Inquirer

Comcast agrees to sign New York's anti-porn code , July 21, 2008
FCC orders Comcast to change Internet practices, August 1, 2008

Saint Louise Post-Dispatch

FCC rules against Comcast for blocking Internet traffic, August 1, 2008

San Francisco Chronicle

FCC ready to take on ISP limits, July 29, 2008
Tarnished tech firms to adopt code of conduct, October 25, 2008
Group hopes to shape nation's privacy policy , November 17, 2008 (group sponsored by AT&T)

Washington Post

FCC Chairman Seeks to End Comcast's Delay of File Sharing , July 12, 2008
Lawmakers Probe Web Tracking, July 17, 2008
Who Should Solve This Internet Crisis? , July 28, 2008
Lawmakers Seek Data On Targeted Online Ads , August 5, 2008
Some Web Firms Say They Track Behavior Without Explicit Consent , August 12, 2008
Telecom Reporting Rule May Be Eased, September 5, 2008
Politics and Social Networks: Voters Make the Connection, November 3, 2008
Under Obama, Web Would Be the Way Unprecedented Online Outreach Expected, November 10, 2008
A New Voice in Online Privacy, November 17, 2008 (group sponsored by

AT&T)
Verizon Staff Viewed Obama's Account, November 21, 2008
Wikipedia Censorship Sparks Free Speech Debate, December 9, 2008
RIAA's New Piracy Plan Poses a New Set of Problems, December 19, 2008

Wall Street Journal
Cuomo's Probe Spurs Internet Providers to Target Child Porn , June 11, 2008
Limits on Web Tracking Sought , July 15, 2008
Charter Delays Plan for Targeted Web Ads, June 25, 2008
FCC to Rule Comcast Can't Block Web Videos, July 28, 2008
Editorial on net neutrality., July 30, 2008
Google, Yahoo, Microsoft Set Common Voice Abroad, October 28, 2008 (GNI – see discussion below)
Google Wants Its Own Fast Track on the Web, December 15, 2008 (citing pivotal role of AT&T)
Music Industry to Abandon Mass Suits, December 19, 2008 (citing pivotal role of ISPs)

News database searches for terms such as "ISP privacy"; "ISP censorship"; "ISP freedom of speech"; and "ISP surveillance" for 2008 result in over 1,000 additional stories.

As one can see, a fair number of these issues involve the Federal Communications Commission ("FCC") investigation of Comcast's network management practices. The Comcast case originated in October 2007, when the Associated Press reported that its own tests indicated Comcast "actively interferes" with attempts by some high-speed Internet subscribers to share files on peer-to-peer networks. Comcast's interference apparently was both surreptitious and disguised to prevent user detection. FCC Chairman Kevin Martin described the situation this way.

> Would anyone here actually be OK if the Post Office was opening your mail and deciding that they didn't want to bother delivering it and hiding that fact by sending it back to you stamped 'address unknown, return to sender'? Or would anyone here be OK if someone sent them a First Class letter, and the Post Office decided that they would open it, and deciding that because the mail truck was full sometimes, they would make the determination that your letter could wait, and then they would hide that fact from you, the fact that they had read your letter and opened it, and that they decided to delay it? Unfortunately, this was exactly the practice that Comcast was engaging in with their own subscribers' Internet traffic,

The Company is sure to argue that this has nothing to do with its policies and practices, because the FCC case was focused on Comcast and AT&T does not engage in such activities. But that misses the question asked by the ordinary business rule. The FCC Comcast case, and the issues that Chairman Martin describe, demonstrate that ISP network management issues are significant policy issues that are widely debated in the executive and legislative branches of government.

The significance of this as a policy issue is also highlighted by recent polling data from the Consumers Union, the nation's largest consumer group, which shows the following:

> 72% are concerned that their online behaviors were being tracked and profiled by companies

54% are uncomfortable with third parties collecting information about their online behavior

93% of Americans think Internet companies should always ask for permission before using personal information

http://www.consumersunion.org/pub/core_telecom_and_utilities/006189.html

Perhaps that is why AT&T has taken a central role in sponsoring and helping to establish a new Washington, D.C.-based policy organization called the Future of Privacy Forum (www.futureofprivacy.org), whose mission statement flatly asserts the following:

> Society is approaching a turning point that could well determine the future of privacy. Policy-makers and business leaders soon will make decisions about technology practices that will either ensure that data is used for the benefit of individuals and society, or take us down a path where we are controlled by how others use our data.

With such language coming from the business sector – from AT&T - it cannot be an overstatement to say that a significant social policy issue is at stake here. In fact, it is impossible to reconcile the arguments of AT&T's counsel in its no-action request with these factual assertions made by the Company and an organization it has been instrumental in establishing. Public expectations of privacy is clearly a significant policy issue – and the Company knows it.

A number of other significant events have occurred over the last year which illustrate this point. In May 2008 Charter Communications announced that it was testing a new "service" for its high-speed Internet customers which would permit the company to deduce customers' desires and provide them with highly-targeted ads. The service relies on technology called deep packet inspection (DPI), in which hardware scans the actual content of traffic flowing across the ISP's network, to track the surfing habits of subscribers.

The terms of the program triggered concern from several quarters, including Congress. House Telecommunications Subcommittee, members Edward Markey (D-MA) and Joe Barton (R-TX) sent a letter to Charter's president, asking that the program be stopped until it could be evaluated by Congress. The concern has been that DPI may violate multiple privacy laws and makes it even easier for an ISP to block sites or actively degrade services.

Charter subsequently announced a suspension of its DPI program. But similar initiatives are likely, from Charter and others. The Wall Street Journal noted: "Because cable operators often provide customers with both Internet and TV service, the potential to use intelligence about customers across different platforms -- by, for example, targeting television ads based on Web-surfing behavior -- has enormous potential, analysts say. But it also sets off some alarm bells. 'It requires crossing a whole series of Rubicons regarding customer privacy,' says Craig Moffett, an analyst at Sanford C. Bernstein. ... Given the importance of the new revenue stream to cable operators, Charter's cold feet are likely to send operators looking for some new approaches -- but not back off entirely. 'They are going to do this, so it's a matter of when and not if,' said Moffet."

Accordingly, on September 25, 2008 the Unites States Senate Committee on Commerce, Science and Transportation held a hearing entitled "Hearing on Broadband Providers and Consumer Privacy." It was at that hearing that the Company, through Ms. Attwood, stated ***"Your interest in these matters surely is warranted."*** (emphasis added).

With regard to censorship concerns, consider the censorship incident involving Verizon in September 2007, when Verizon Wireless denied a request by Naral Pro-Choice America, the abortion rights group, to use the company's network for a text-messaging program for individuals who had agreed to receive the messages. Verizon said the subject of the text messages was too "controversial." Following a New York Times story on the incident, Verizon permitted the campaign, saying its earlier decision had been based on "an incorrect interpretation of a dusty internal policy.'" Verizon continues to assert its right to decide what text messages are permissible but has yet to disclose on what grounds such decisions will be made.

Finally, in December, AT&T and a number of other ISPs reportedly agreed to adopt a "three-strikes" program under which customers who have been suspected of pirating copyrighted material on three occasions would be cut off from the Internet. See The Wall Street Journal, *Music Industry to Abandon Mass Suits*, December 19, 2008 (citing pivotal role of ISPs) and The Washington Post, *RIAA's New Piracy Plan Poses a New Set of Problems*, December 19, 2008. While there is no argument that piracy is wrong, the European Commission recently struck down a similar system referring to such plans as "measures conflicting with civil liberties and human rights and with the principles of proportionality, effectiveness and dissuasiveness, such as the interruption of Internet access." With the Internet increasingly becoming a necessity for ensuring full participation in our society, democracy and economy such agreements take on added significance.

All of these examples illustrate the point made by Ms. Attwood, Congress, FCC Chairman Martin, the Consumers Union poll, and media attention – i.e.,the impact of ISP network management on freedom of speech and public expectations of privacy is a significant social policy issue subject to widespread public debate. We respectfully request the Staff concur with this conclusion and find that the Proposal is not excludable under the ordinary business exclusion.

<u>The Proposal is not excludable under cases related to "procedures for protecting customer information"</u>

The Company first argues that the Proposal should be excluded because it focuses on "procedures for protecting customer information." We believe this argument fails for a number of reasons.

First, even assuming that customer privacy policies have been historically an issue excluded from shareholder proposals *per se*, circumstances have changed such that it should no longer be considered excludable. For many years issues such as nuclear power, executive compensation, and employee health care were considered mundane matters that were not appropriate for shareholders to consider. Over time, however, the public and policymakers took a growing interest in these issues such that the Staff changed its position and began to regard the issues as significant policy issues that transcend the day-to-day affairs of the company. As demonstrated above, we believe that for Internet service providers like AT&T, the issues of public expectations of privacy, freedom of expression and network management are no longer mundane matters that are not rightfully subject to shareholder attention.

As the role of the Internet has become more and more pervasive in all aspects of our lives, censorship and privacy expectations are becoming of greater interest to the public. AT&T is a critical gatekeeper of our access to speak and be active on the Internet and in society.

Americans realize that the Company's conduct has a significant impact on the health and vitality of our society and for that reason, we believe we have the right to bring the issue before fellow shareholders for consideration.

But we also believe that there is not a *per se* exclusion of shareholder proposals that address privacy issues. In *Cisco Systems Inc.* (July 13, 2002), the proposal focused on the freedom of expression, association and privacy – specifically requesting a report:

> which describes the capabilities of Cisco hardware and software that is sold, leased, licensed, or otherwise provided to any government agency or state-owned communications/information technology entity(ies) in any country (a) which could allow monitoring, interception, keyword searches, and/or recording of internet traffic . . .

Like *Cisco*, the Proposal seeks to address the significant privacy and censorship issues that the Company faces. For a hardware and software company like Cisco, an inquiry into the privacy and censorship implications of its business would logically focus on the capabilities of its hardware and software. For an Internet service provider like AT&T, the inquiry appropriately focuses on the impact of its Internet network management practices. We urge the Staff to conclude that the Proposal is analogous to *Cisco*.[1]

Also consider *Yahoo! Inc.*, (April 13, 2007), in which the shareholder proposal requested that the company's management implement policies that would protect user data and prevent censorship:

> **Therefore, be it resolved,** that shareholders request that management institute policies to help protect freedom of access to the Internet which would include the following minimum standards:
>
> 1) Data that can identify individual users should not be hosted in Internet restricting countries, where political speech can be treated as a crime by the legal system.
>
> 2) The company will not engage in pro-active censorship.
>
> 3) The company will use all legal means to resist demands for censorship. The company will only comply with such demands if required to do so through legally binding procedures.
>
> 4) Users will be clearly informed when the company has acceded to legally binding government requests to filter or otherwise censor content that the user is trying to access.
>
> 5) Users should be informed about the company's data retention practices, and the ways in which their data is shared with third parties.
>
> 6) The company will document all cases where legally-binding censorship requests have been complied with, and that information will be publicly available.

In *Yahoo*, the proponent made two important points in defense of the proposal. First, it pointed out that the *Yahoo* proposal, like our Proposal, "deals with the same core policy issue as the proposal in *Cisco*, except in the context of providing Internet services rather than hardware or software . . . " For the same reason we believe that the Proposal is permissible.

1 We also note that a virtually identical proposal has received over 28% of the vote at the last three meetings of Cisco. Clearly a significantly large number of shareholders feel that censorship and privacy issues are critically important.

Second, the *Yahoo* proponents argued that their proposal was not excludable because in Congress and the executive branch serious public policy concerns have been raised. As demonstrated above, there has been a significant amount of attention paid to these issues in Congressional hearings and at the FCC.

These two cases, *Cisco* and *Yahoo!*, demonstrate that privacy and censorship issues are not excludable when they involve significant policy issues and focus on the company's impacts on these societal values.

It is also evident that the Proposal differs significantly from the cases cited by the Company in its no-action letter request.

Verizon Communications Inc. (February 22, 2007). The primary distinguishing feature between the *Verizon* proposal and the AT&T Proposal is that *Verizon* was narrowly focused on the privacy of the company's customers. The current AT&T Proposal in contrast focuses on ***the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy***. The focus of the Proposal is not on customer privacy or privacy policies, but ratheron Internet network management practices and their impact on public expectations of privacy. Perhaps the best way to describe this difference is to analogize the issue to environmental issues. It has long been permissible to focus on eliminating or minimizing the harmful impacts of company activities (even core business activities) on the environment or public health. See Staff Legal Bulletin No. 14C. The AT&T Proposal follows that model by focusing on the harmful impacts of company activities, but in this case, on social "goods" such as public expectations of privacy. Furthermore, the focus is not limited to the narrow subject of customer privacy or privacy policies because the Company's Internet network management practices affect many more people than simply customers. Because of the practice of "peering," AT&T's network is used by a vast array of Internet users as their data and content are transmitted across the Internet. In that way the subject matter of the Proposal reaches a population of people that is much broader than the Company's customers. Finally, the Proposal deals with the issue of freedom of expression such that customer privacy issues become a minority subset of issues that would be addressed within the context of public policy and public expectations of privacy – a focus that is clearly not on the day-to-day mundane affairs of the Company.

Bank of America Corp. (March 7, 2005). That case is different than the Proposal because that proposal requested a rote cataloging of existing procedures for ensuring confidentiality. In effect it was simply a policy disclosure request. This Proposal, in contrast, goes beyond such a day-to-day issue, and requests a discussion of the social policy issues. In fact the Proposal is not even focused on privacy policies, but rather the impact of network management practices on public expectations of privacy. Furthermore, in that case the proponent did not offer any discussion or analysis of Rule 14a-8(i)(7), but made a few conclusory statements in response to the no-action request. Consequently, that proposal did not generate a full consideration of the issues and its value as a precedent is severely limited. Finally, the *Bank of America* case did not address privacy in the context of the Internet. Public expectations of privacy on the Internet are the subject of widespread public debate, unlike privacy related to banking transactions.

Applied Digital Solutions, Inc. (March 25, 2006). In that case the proposal was excluded because it related to "product development". Consequently, *Applied Digital Solutions, Inc.* is not relevant to this discussion and cannot be a basis for exclusion.

Citicorp (January 8, 1997). That proposal was excluded for "monitoring illegal transfers through customer accounts." Specifically, that proposal sought a review of existing monitoring policies with respect to an obscure and highly detailed issue; the proponent did very little to document how it constituted a significant social policy issue. As such, *Citicorp* is not applicable.

In summary, it is critical to place this Proposal in its proper context. The Internet network management practices of have real world impacts on freedom of expression and public expectations of privacy. Those impacts and company practices have come under the scrutiny of regulators, Congress and the public. Our society is currently engaged in a debate about these issues. As such, the cases cited by the Company cannot be the basis for excluding the Proposal. Those cases address the minutia of customer privacy policies, not the negative impacts, real and potential, of AT&T's Internet management activities on fundamental societal values such as privacy and free speech. For those reasons we respectfully request the Staff conclude the Company has not met its burden of persuasion and to reject the Company's argument.

The Company's discussion of "public policy overlap" is not an accurate description of Rule 14a-8

Almost as an aside, the Company argues that even if the Proposal has some "overlap" with public policy, it is still excludable. This argument turns the ordinary business rule on its head. *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416 (DC Cir. 1992) and *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993) make it abundantly clear that "the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration." Id at 891. Thus, to argue that the proposal can be excluded regardless of whether or not it touches upon a significant social policy issue is directly contrary to the rule.

Second, as was discussed at length earlier, it is clear that AT&T is currently facing a significant social policy issue. To imply that the Proposal merely overlaps with a significant policy issue is misplaced and cannot provide sufficient reasons to overcome the Company's significant burden of persuasion to exclude the Proposal.

Finally, the Company's reliance on *Microsoft* (September 29, 2006); *Pfizer Inc.* (January 24, 2006); and *Marathon Oil* (January 23, 2006) are completely misplaced because those proposals evidently did not implicate any significant social policy issues. With respect to *Microsoft*, that proposal, similar to *Bank of America Corp.* (February 21, 2006), was focused exclusively on *financial issues* and did not address large social policy issues like public expectations of privacy and freedom of expression. Similarly, the *Pfizer* and *Marathon Oil* proposals were focused on "the ***economic*** effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's ***business*** strategy." (emphasis added). Those two proposals were excluded as implicating an "evaluation of risk" - a unique circumstance that was addressed in Staff Legal Bulletin 14C. The Company has not made any evaluation of risk argument and therefore the proposals in those cases are irrelevant. Consequently, to equate these three proposals, which were focused solely on company specific financial issues as opposed to significant policy issues that transcend the ordinary business of the company, is to misapprehend the meaning of those cases.

The Proposal does not constitute a request for a legal compliance program

The Company next argues that simply because there may be some legal compliance implication to a proposal it is excludable. This is clearly not the case as illustrated by *Exxon Mobil Corp.* (March 18, 2005) cited favorably by the Staff in Staff Legal Bulletin 14C. That proposal was a request for a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas s such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites". It would be virtually impossible for such a report to be produced without a discussion of compliance with the extensive environmental laws that govern those federally protected areas. Assuming that the Proposal does in fact require some discussion of legal compliance, it is clear from *Exxon Mobil Corp.* that it is permissible.

Reviewing the no-action letters presented by the Company, it is also evident that they do not apply. First, in *Allstate Corporation* (February 16, 1999) the proponents sought to create an entirely new committee that would hire experts in "the fields of: Criminal Law, McCarran Ferguson Act, Bad Faith Insurance Actions, Shareholders Derivative Actions and a Financial Management firm be organized for the purpose of investigating the issues raised". The *Allstate* proposal is distinct in two ways from the Proposal. First, *Allstate* sought to create a whole new compliance structure for the company. The Proposal, in contrast, does not do that – it requests a discussion on social policy issues. Second, the *Allstate* proposal sought a very high level of micro-management that the Proposal does not. That proposal sought to dictate how the compliance program would occur with specifics about certain fields of law and the need to hire specific personnel to staff the committee. The Proposal in contrast is not even impliedly interested in those intricate details and plainly focuses on the significant social policy issues facing the Company.

In *Duke Power Company* (February 16, 1999) the shareholder sought very detailed information on the technical aspects of a highly regulated portion of the company's business. In fact the resolve clause ran almost 300 words and included a list of very specific technical information on particular facilities. It is erroneous to analogize the Proposal to *Duke* for the very simple reason that the *Duke* proposal achieved an extraordinary level of micro-management in a very highly regulated aspect of pollution controls. The Proposal in contrast deals with a high policy level discussion of the impact of network management practices on public expectations of privacy and freedom of expression.

The *Halliburton Company* (March 10, 2006) proposal requested a report "on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of such [criminal] violations and investigations." This proposal was excluded as addressing "general conduct of a legal compliance program." What is distinct about *Halliburton* is that the proposal sought a report on existing policies and focused on specific violations of federal law.

But beyond these cases, it is clear from the plain language of the Proposal that it does not focus on the Company's legal compliance program. It focuses on the Company's impact on society, and to the extent that a discussion of legal compliance would be necessary, we would observe that virtually any significant social policy issue has legal compliance implications in some form. To conclude, as AT&T would have, that the presence of a legal compliance issue is fatal would make the exception consume the rule. In sum, the Proposal does not seek to interfere in the day-to-day business of legal compliance programs and as a consequence does not qualify for the ordinary business exclusion.

The Proposal does not seek to direct the Company's lobbying efforts

The Company also argues that the Proposal inappropriately involves the Company in the political or legislative process by asking it to evaluate the impact that the Programs would have on the Company's business operations. To support this contention the Company points to three cases: *International Business Machines Corp.* (March 2, 2000); *Electronic Data Systems Corp.* (March 24, 2000); and *Niagara Mohawk Holding, Inc.* (March 5, 2001). One does not need to go any farther than looking at the text of these proposals to see that they do not apply to this case. The proposal in *International Business Machines Corp.* (which is reflective of the other two) requests:

> the Board of Directors to establish a committee of outside directors to prepare a report at reasonable expense to shareholders on the potential impact on the Company of pension-related proposals now being considered by national policy makers, including issues under review by federal regulators about the legality of cash balance pension plan conversions under federal anti-discrimination laws, as well as legislative proposals affecting cash balance plan conversions and related issues.

As this makes clear, that proposal expressly sought a direct evaluation of specific legislative and regulatory proposals concerning cash balance plan conversions. The Proposal is quite distinct from the *International Business Machines Corp.* type proposal because it does not seek an evaluation, expressly or implicitly, of any legislative or regulatory proposals let alone a specific proposal comparable to "cash balance pension plan conversions under federal anti-discrimination laws."

Reviewing other no-action letter requests, it is also evident that some proposals which arguably do involve companies in the political or legislative process are in fact permissible. Consider *Coca-Cola Company* (February 2, 2000), in which the SEC staff denied a no-action request. In that case, the resolution asked the company to promote the retention and development of bottle deposit systems and laws. It also requested the company cease any efforts to replace existing deposit and return systems with one-way containers in developing countries or countries that do not have an effective and comprehensive municipal trash collection and disposal system. And in *Johnson and Johnson* (January 13, 2005) the shareholder requested the company to, inter alia, "Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." That proposal was deemed permissible in the face of a "political process" objection. See also, *RJR Nabisco Holdings Corp.* (February 13, 1998) (proposal requesting "management to implement the same programs that we have voluntarily proposed and adopted in the United States to prevent youth from smoking and buying our cigarettes in developing countries." was permissible.) Therefore, we urge the Staff to conclude the Proposal is not excludable as ordinary business.

Furthermore, note that the previously discussed *Yahoo! Inc.*, (April 13, 2007) specifically demonstrated that it focused on a significant social policy issue by citing a specific piece of legislation that addressed similar issues.

As John W. White, then the Director of the Division of Corporation Finance pointed out to the American Bar Association in 2008, the issue is whether the proposal asks the company to directly lobby on a specific issue (http://ww.sec.gov/news/speech/2008/spch08il08iww.html) . Clearly, this Proposal does not ask the Company to directly lobby Congress on any issue. The Proposal seeks an examination of the public policy issues and does not seek any lobbying or for that matter seek the implementation of any policies or procedures.

Finally, the Company cites a number of proposals on the issue of net neutrality. Those proposals, *Microsoft Corporation* (September 29, 2006) and *Yahoo!* (April 5, 2007), were excluded on the very narrow grounds that they sought an evaluation of the impact of expanded government regulation of the Internet. The proposals sought a report "on the Company's rationales for supporting and/or advocating public policy measures that would increase government regulation of the Internet" and focused on company lobbying activities. The proposals took particular exception to a letter sent by the companies to a congressional committee. Clearly these proposals are categorically different than the Proposal in that they focused on Company lobbying efforts.

As such, we respectfully ask the Staff to reject the Company's arguments and conclude that it must include the Proposal in its proxy materials.

Significant policy issue conclusion

In the preceding sections we have fully refuted the Company's arguments concerning customer information, compliance programs, and lobbying exclusions. It is clear than none of these exclusions apply to the Proposal. But more importantly it is clear that the impact of the company's network management practices on public expectations of privacy and freedom of expression are a significant public policy issue confronting the company – and under Rule 14a-8, that is the fundamental question.

We also observe that the Company is not arguing that the Proposal seeks to micro-manage the Company's activities. To the extent that such an argument is implied in the Company's letter we would point out that the Proposal clearly functions at an appropriately general level. The Proposal expressly seeks an examination of public policy issues and impacts on society, which is a level of discussion appropriate for a shareholder audience. Nothing about the Proposal seeks specific information about the details of Internet network management practices or methods for implementing complex policies. It is focused on the Company examining the ***effects*** of its network management practices on the public goods of freedom of expression and expectations of privacy. While such an examination obviously requires some general discussion of network management practices, it clearly does not require the company to delve into the technical and minute details of the Company's business. Technologies change and the hardware and software that the Company employs to manage its network change, but that is not the subject of this Proposal. It is about how the Company impacts our human rights. That is an issue shareholders readily understand. See *Microsoft Corporation* (September 14, 2000) (phrases like "freedom of association" and "freedom of expression" are not too vague).

As was discussed earlier, these issues are significant policy issues confronting the Company. As shareholders we are concerned that the Company is not addressing these issues, at a strategic level, sufficiently. The Company has become gatekeepers to critical political, social and economic discourse in our country. For the welfare of our Company and our society, the Company must engage in a thoughtful and meaningful examination of these issues.

The Company has not substantially implemented the Proposal

The Company claims that the Proposal's request has been substantially implemented through its privacy policies and through two public statements. However, based on a review of the website and the applicable no-action letters issued by the Staff it is clear that the Company has not met the Rule 14a-8(i)(10) standard because the privacy policies and statements:

- do not address freedom of speech and censorship issues;
- do not address the Company's role as a content provider;
- are conclusory and therefore do not contain an examination of the issues by the Board; and
- are not presented in a single document for a shareholder audience.

Consequently, we believe the Proposal cannot be excluded as substantially implemented.

The policies and statements provided clearly do not address censorship or freedom of speech issues. As the Pearl Jam incident illustrates, AT&T is a content provider. However, the material provided by the Company fails to address the Company's proactive role in interfering with the flow of information as exemplified in the Pearl Jam episode. For that reason, a substantial portion of the Proposal has gone unaddressed.

The policies and statements also do not address the issue of Internet users who are not AT&T customers. Due to the essential practice of "peering,"AT&T carries data and content for a vast number of Internet users that have absolutely no customer relationship with AT&T.

In addition, we have requested an *examination* of these issues and that implicitly calls for a presentation of differing ideas and approaches. It could mean discussing what other companies have done in the past or are proposing to do. The Proposal does not ask for a specific result or policy, but an exploration of the issues in the context of the significant policy concerns that have been expressed as they apply to the Company's future as a profitable and socially responsible company. Clearly AT&T's privacy policy and the public statements do not do that.

Furthermore, the privacy policy is intended to communicate information to *customers* and the public statements were intended for legislators and regulators, while the Proposal requests information for *shareholders*. This is not a minor distinction. The concerns of shareholders can be very different than the concerns of its customers, legislators or regulators.

Next, the websites do not present the information in the same form as we request. The Proposal asks for a single report. While the Company cites to the privacy policy and public statement, we observe that there are other privacy policies under the umbrella of AT&T. For example, there is a separate and distinct privacy policy at http://www.wireless.att.com/privacy/, http://helpme.att.net/article.php?item=8620 (AT&T Internet Service and Video Services policy), and http://www.att.com/gen/privacy-policy?pid=7911 (AT&T|DISH network service). We are asking the Company to provide shareholders with the Board's discussion in a unified manner, rather than over multiple websites perhaps containing duplicative and conclusory statements. In this regard consider *Newell Rubbermaid Inc.* (February 21, 2001) in which the Staff required inclusion of a proposal requesting that the board prepare a report on the company's "glass ceiling" progress, including a review of specified topics. The company claimed that it had already considered the concerns raised in the proposal and that it had publicly available plans in place. Despite those arguments, it was beyond dispute that the company had not prepared a report on the topic. Similarly, while the Company may argue that it has indirectly done what we ask, it has not provided documentation in a single report that substantially covers the issues. See also *PPG Industries, Inc.* (January 22, 2001) (proposal deemed not substantially implemented by a variety of policies when proponents argued that the essence of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles).

In addition, the policies and statements are not the product of a ***board*** examination. On a number of occasions the Staff has concurred that when a proposal is focused on board level action, it is not sufficient for the company to argue that employees and management are addressing the issue. For example, in *NYNEX Corporation* (February 16, 1994), the permitted proposal requested the company establish a four-member committee of its board of directors to evaluate the impact of various health care proposals on the company. The company unsuccessfully argued that it had substantially implemented the proposal because it had already established a Committee on Benefits, which oversaw the administration and effectiveness of all of the NYNEX employee benefits plans and programs, including the medical programs. In addition, the company argued that it was working to explore solutions to the specific issue of health care cost containment through its collaboration with unions, research institutes and business groups. In the case now before the Staff, the Company has not even argued that the Board is addressing these issues. Rather, as in *NYNEX*, the Company has argued that it is taking other steps, at the employee/management level, to address the issue, but not the essential step of addressing this issue at the board level. As the proponent in *NYNEX* rightfully pointed out, employee or management activities are no substitute for steps taken by board members and consequently the Proposal has not been substantially implemented. We respectfully request the Staff agree that employee/management level activities are not a substitute. See also, *NYNEX Corporation* (February 18, 1994) (creation of a "Facilities Closure and Relocation of Work Committee" composed of four outside directors, two employee representatives and two representatives of affected committees).

Similarly, in *Associates First Capital Corporation* (March 13, 2000), the permitted proposal requested the company establish a committee of directors to develop and enforce policies to ensure that "employees do not engage in predatory lending practices." In that case, the company argued, unsuccessfully, that comprehensive internal procedures developed and implemented at the managerial level had substantially implemented the proposal. The proponent successfully pointed out that the proposal did not request management action, but instead focused on a board level review of the issue, and that consequently the proposal had not been substantially implemented. Consequently, the Company has not substantially implemented the Proposal. See also, *Conseco, Inc.* (April 15, 2001) (same).

Finally, while AT&T is correct to cite many cases for the conclusion that companies are required to "substantially implement" proposals rather than "fully implement" proposals, what is critical is that it must, at the very least, address the core concerns raised by the proposal. See *Dow Chemical Company* (February 23, 2005); *ExxonMobil* (March 24, 2003); *Johnson & Johnson* (February 25, 2003); *ExxonMobil* (March 27, 2002); and *Raytheon* (February 26, 2001). In all of these cases the Staff rejected company arguments and concluded that the company's disclosures were insufficient to meet the substantially implemented standard. The case of *Wendy's International* (February 21, 2006) provides a particularly comparable example of the Staff rejecting a company's argument that information provided on a website was sufficient. In *Wendy's* the company argued that it had provided the requested sustainability report on its website and that the information contained on the website was sufficient. The proponent successfully demonstrated that the website contained no documentation that the company engaged in a discussion of the issues, as requested, and that the website only contained "vague statements of policy." Similarly, the company has not demonstrated that it has engaged in the board examination requested and the information provided does not address the core issue of censorship and freedom of speech raised in the Proposal. Consequently, we respectfully request that the Staff not concur with the Company and not permit it to exclude the Proposal on Rule 14a-8(i)(10) grounds.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under any of the criteria of Rule 14a-8. Not only does the Proposal raise a critical social policy issue facing the nation and the Company, but it raises that issue in a manner that is appropriate for shareholder consideration. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (971) 222-3366 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin Nos. 14B and 14D we request the Staff fax a copy of its response to (928) 222-3362 and/or email a copy of its response to jkron@trilliuminvest.com

Sincerely,

Jonas Kron,
Senior Social Research Analyst

Enclosures

cc:

David B. Harms
Sullivan & Cromwell LLP

Alexander Rakosi
Sullivan & Cromwell LLP

Wayne A. Wirtz
Assistant General Counsel
Legal Department
AT&T, Inc.

Dawn Wolfe
Social Research & Advocacy Analyst
Boston Common Asset Management, LLC

Aditi Vora,
Social Research Analyst
Calvert Asset Management Company, Inc.

TRILLIUM
ASSET MANAGEMENT

August 10, 2007

Mr. Randall Stephenson
Chair and CEO
AT&T Inc.
175 East Houston
San Antonio, Texas 28205-2233

Dear Mr. Stephenson:

Trillium Asset Management Corporation is a leading socially responsible investment firm with over $1 billion in assets under management, including over 200,000 shares of AT&T Inc. common stock. We are writing as citizens and as shareholders concerned about claims of political censorship during AT&T's webcast of an August 5th live performance by the band Pearl Jam.

As citizens we are alarmed whenever the free marketplace of ideas is impeded by political censorship. As shareholders we are most concerned about the impact such controversy can have on AT&T's reputation among consumers and its good standing in regulatory and legislative communities.

This controversy arises at a particularly inopportune moment. The Company is advocating against proposed laws and regulations that would limit its prerogatives as a gatekeeper of information flows across the internet. The Company's defense of such prerogatives has always turned on assurances that the Company would never interfere with content passing through its pipes.

The fact that politically oriented lyrics were edited from a webcast by AT&T would appear to constitute precisely such interference and thereby cast doubt on the Company's assurances to the contrary.

We've read statements from AT&T spokespeople that, first, Pearl Jam's anti-Bush lyrics were censored in error by Davey Brown Entertainment, the vendor producing the webcast for AT&T, and, second, that AT&T has policies against political censorship.

We accept the Company's explanation that this was an error and a violation of Company policy. But as investors alert to the value of the AT&T brand, we are chagrined by the Company's unenviable position in the court of public opinion.

To defend itself against charges that it did something it *shouldn't* have, the Company had to admit that it *didn't* do something it *should* have. That is, to defend itself against charges of political censorship, the Company had to admit it didn't have in place adequate procedures to prevent unauthorized political censorship. To be meaningful, a policy that disallows political censorship must be combined with procedures that ensure compliance.

As a matter of risk management, we urge the Company to make a full review of and public report on the incident. Only in this way can shareholders, consumers, regulators and legislators understand why this incident occurred and be assured of the Company's ability to prevent similar incidents in the future.

As part of that review we would like to know on what specific grounds Davey Brown Entertainment's agent(s) decided to take the draconian step of depriving viewers of fully permissible content. We would also like to know if the Company was aware of Davey Brown Entertainment's actions before this controversy became public. If so, do the Company's policies require it to inform content providers such as Pearl Jam whenever such actions occur? It is our understanding that Pearl Jam was notified of the incident by fans rather than by the Company.

Trillium Asset Management has had productive conversations with AT&T in the past, and was among a group of investors that prompted the company to publish its 2006 Corporate Social Responsibility Report during the AT&T-SBC merger. As was true then, in this case we believe that transparency about AT&T's policies, procedures and performance, including what went wrong in this instance, is in the best interest of the Company and its long-term shareholders.

We would welcome a chance to discuss this issue with the appropriate member of AT&T's senior management.

Sincerely,

Steve Lippman
Vice President, Social Research

Farnum Brown
Vice President, Portfolio Manager

cc:
James W. Cicconi, Senior Executive Vice President-External and Legislative Affairs
Ralph de la Vega, Group President-Regional Telecommunications and Entertainment
Rich Dietz, Senior Vice President, Investor Relations

at&t

Richard C. Dietz
Senior Vice President
Investor Relations

AT&T Inc.
175 E. Houston
Floor 12 Room 1236
San Antonio, TX 78205

T: 210.351.2100
F: 210.351.3312
richard.dietz@att.com

September 14, 2007

Mr. Steve Lippman
Vice President of Social Research
Trillium Asset Management

Dear Mr. Lippman:

Thank you for contacting AT&T concerning the Pearl Jam performance on August 5, 2007. We appreciate your understanding of our desire to maintain the highest reputation and good standing among our customers, investors, performers and the regulatory and legislative communities.

As we have stated publicly, because the AT&T blue room has not had any age restrictions, we previously have had policies in place to address excessive profanity, nudity and defamatory language. It has never been our intent to engage in political censorship of any type or to edit or delete any political comments in webcasts in AT&T blue room. Unfortunately, this happened in a handful of cases. Now that we are aware of these cases, we have taken steps to ensure it will not happen again.

I assure you that AT&T's policy is not to engage in political censorship of any type, and we will not infringe on the First Amendment rights of performers when broadcasting performances.

After evaluating how best to air exclusive content on the AT&T blue room, AT&T has created a new policy for live performances, like the Pearl Jam concert, that are broadcast on the site. This policy states that:

AT&T will not edit, modify or delete the audio portion of any such performance broadcast on the AT&T blue room.

AT&T will not edit, modify or delete the video portion of such webcasts, with the limited exception of genital nudity, actual oral sex or sexual intercourse and simulated oral sex or sexual intercourse with a minor. To ensure compliance with this guideline, we may change camera angles or black out the video feed only during portions of performances that contain this type of content.

Prior to allowing access to live performances, in appropriate circumstances, viewers will see a disclaimer, noting that the performances may contain mature content and advising viewer discretion. This disclaimer will also remain at the top of the Web page throughout the broadcast.

We will require that viewers agree to the terms and conditions of the site, which include that the user must be 13 years of age or older to view live webcasts. When viewers choose to view a live webcast, a pop-up box will appear. This pop-up box will include the terms of use, and viewers will be required to check a box stating that they agree with the terms of use before being redirected to the webcast.

We believe our new policy preserves and protects performers' First Amendment rights to freedom of expression, including political expression, while also protecting underage viewers from the specified sexually explicit video material. AT&T appreciates your interest, past and present, regarding social issues faced by our company and many others.

If you would like to discuss this matter further, please feel free to contact me.

Sincerely,

Richard Dietz
Senior Vice President-Investor Relations

October 31, 2007

Mr. Richard Dietz
Senior Vice President
AT&T Inc.
175 E. Houston
Floor 12 Room 1236
San Antonio, Texas 78205

Dear Mr. Dietz:

Thanks very much for your letter of September 14, which only reached us recently. We appreciate your explanation of AT&T's new policies with regard to performances that are broadcast live on the AT&T Blue Room web site.

As shareholders, we believe disclosure of such policies goes a long way toward dispelling public perceptions that the Company explicitly or implicitly endorses political censorship or other restrictions on customer access to AT&T services. As you are well aware, numerous advocacy groups are calling upon Congress for new regulations and laws affecting the operations of AT&T and other telecommunications providers in this regard.

In that context, we believe it is in the interests of the Company, and the telecommunications and media industries, to publicly disclose and explain policies clearly and in detail, well in advance of potential controversy. We also seek to understand how AT&T will implement this policy.

Trillium Asset Management has been working in recent months with a non-profit organization called the Open Media and Information Companies Initiative – or Open MIC (www.openmic.org) – to develop a reporting framework which would enable companies to voluntarily provide data regarding a range of policies affecting products and service offerings.

We are asking AT&T, and other companies, to work with us and Open MIC in the formulation of a framework that would ultimately serve the interests of all stakeholders. In this instance, we are seeking to compile a comprehensive overview of policies, restrictions, or conditions affecting companies' service offerings, including internet access and wireless service, with regard to audio, video or text content; and customers' access to those service offerings. Our particular interest is in policies that protect "freedom of expression" for consumers and those policies that might impinge on – or somehow be perceived as impinging on – customers' freedom of expression.

The goal of this initiative is to establish a verified source of information which would be easily accessible to all via the web. While we and Open MIC will continue to explore AT&T's publicly disclosed customer policies and other documents, as we have begun to, we believe it be would be far more productive if AT&T were to assist in the process. We are open to suggestions on how best to proceed.

We would appreciate the opportunity for a conference call with you and the appropriate content experts at AT&T to better understand implementation of AT&T's new Blue Room policy and other similar policies in place for other AT&T service offerings, and to discuss our idea for a disclosure framework on these issues. With your permission, we would like to have Michael Connor, Executive Director of Open MIC join this discussion.

Thank you for responding to our initial inquiry and we appreciate your assistance resolving our remaining questions on this issue. The best way to reach me is by e-mail at slippman@trilliuminvest.com or by phone at 206-633-7815. I look forward to hearing from you soon.

Sincerely,

Steve Lippman
Vice President of Social Research
Trillium Asset Management Corporation
715 NE 60th Street
Seattle, WA 98115

TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World
Trillium Asset Management Corporation
www.trilliuminvest.com

February 20, 2008

Mr. Scott Helbing
Executive Vice President-AT&T Entertainment Services
Mr. Richard Dietz
Senior Vice President-AT&T Investor Relations
Mr. Blake Steward
AT&T, Inc.
175 East Houston
San Antonio, Texas 28205-2233

Dear Scott, Richard and Blake:

On behalf of the AT&T shareholders Trillium Asset Management represents, I want to thank you for speaking with me, my colleague Steve Lippman, and our advisor, Michael Connor of Open MIC, last December 20. We were encouraged by your interest in our concerns and your willingness to have a genuine exchange about them.

As shareholders we raise these concerns in order to improve AT&T's performance as it evolves in its role as a content provider. We fully appreciate that a whole host of companies are confronting these issues as the lines that once separated telecom, media and technology firms blur. We're in uncharted territory. The rules of the road are not yet clear. It is surely in AT&T's best interests to lead the way in making them so.

As we said in the conference call, AT&T has an opportunity to take the lead on freedom of political expression in the digital age. We ask the Company to publicly adopt a policy affirming that it will not block, degrade, interrupt or censor any legal expression in any of its networks or services based solely upon the political content of the expression.

As broadcasters and publishers have done for a century or more, AT&T will need to develop suitability standards and practices to guide its decisions in accepting or rejecting programming and advertising. And no doubt there will be other, related areas where criteria for the application of this general principle will need to be developed.

Indeed, to be meaningful, the adoption of this policy should be accompanied by a pledge on behalf of senior management to work through these applications in a timely manner and make public the resulting body of standards and practices as they are defined.

But these outstanding issues of application need not stand in the way of the Company affirming what Richard said in his letter of September 14, 2007, that "AT&T's policy is not to engage in political censorship of any type..."

TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World

Trillium Asset Management Corporation
www.trilliuminvest.com

We accept the Company's account of the Pearl Jam/Blue Room incident as an instance of over-zealous interpretation of the Company's "defamatory language" policy and are pleased to know this policy has been amended. We have from the outset assumed AT&T's good faith in this matter.

That good faith, not to mention AT&T's brand value, was nonetheless put in question by the incident. Publicly adopting the policy we recommend while pledging to develop and publish standards for applying it would demonstrate AT&T's *bona fides* in this matter.

As an appropriate next step, I would welcome the opportunity to meet in San Antonio with the three of you and other AT&T executives involved in developing policies in this area. Michael Connor of Open MIC would join me as his extensive background as a journalist and media executive and as a corporate responsibility expert has been invaluable to our understanding of these issues.

We believe that publicly affirming the bedrock American value of freedom of political expression would do much to restore AT&T's good reputation and to put this unfortunate incident behind us. More importantly, it would show the Company to be a leader on issues that loom ever larger on the horizon.

I will be in touch to see if a meeting might be arranged.

Sincerely,

Farnum Brown
Vice President

BOSTON	DURHAM	SAN FRANCISCO	BOISE
711 Atlantic Avenue Boston, Massachusetts 02111-2809 T: 617-423-6655 F: 617-482-6179 800-548-5684	353 West Main Street, Second Floor Durham, North Carolina 27701-3215 T: 919-688-1265 F: 919-688-1451 800-853-1311	369 Pine Street, Suite 711 San Francisco, California 94104-3310 T: 415-392-4806 F: 415-392-4535 800-933-4606	950 W. Bannock Street, Suite 530 Boise, Idaho 83702-6118 T: 208-387-0777 F: 208-387-0278 800-567-0538

AT&T Services, Inc.
Whitacre Tower
175 E. Houston Street
San Antonio, TX 78205

March 14, 2008

Mr. Farnum Brown
Vice President, Trillium Asset Management Corporation
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215

Mr. Brown:

Thank you for your letter of February 20, 2008, regarding AT&T's policy to protect our customers' freedom of expression on the Internet. We appreciate your interest in this matter and how it impacts our business, and we welcome the opportunity to share our policy.

AT&T is committed to the highest standards of ethical behavior, integrity, personal and corporate responsibility and adherence to the laws and regulations that govern our business. As part of this commitment, we support the Federal Communication Commission's broadband principles that are already in place today to ensure an open, fair and innovative Internet. Among these principles, we agree that consumers are entitled to:

- access the lawful Internet content of their choice,
- run applications and use services of their choice, subject to the needs of law enforcement,
- connect their choice of legal devices that do not harm the network, and,
- competition among network providers, application and service providers, and content providers.

We have always respected our customers' right to voice their opinions and concerns on any topic they wish, political or otherwise. This is a long standing AT&T policy that has been applied within our Terms of Service agreement for many years, where we state that AT&T

> "respects freedom of expression and believes it is a foundation of our free society to express differing points of view. AT&T Yahoo! will not terminate, disconnect or suspend service because of the views you or we express on public policy matters, political issues or political campaigns."
> (http://helpme.att.net/terms.php)

at&t

Our Terms of Service and Acceptable Use Policy are designed to protect our customers, the public, and our network and the facilities used to provide service.

The dynamic growth in Internet uses and penetration has benefited virtually every aspect of our lives from business to communication to entertainment. Our goal is for all of our subscribers to have the best possible broadband experience every time they use our service to access the Internet.

As the nation's largest provider of broadband services, we recognize our responsibility to protect our customers' freedom of expression on the Internet. In this dynamic environment, we must vigilantly and continually monitor and update our policies to ensure that they remain faithful to our overall vision.

We also appreciate the willingness of organizations like Trillium to share views on policy. Since discussions on issues around the Internet can be extensive and varied, along with the consideration of ongoing dialog in Congress and the FCC, we request you submit any comments or recommendations. Therefore, we can ensure the appropriate AT&T employees can review and respond.

Regards,

Richard C. Dietz
Senior Vice President-
Investor Relations

at&t

Dorothy Attwood
Senior Vice President
Public Policy &
Chief Privacy Officer
AT&T Services, Inc.
175 E. Houston Street
Suite 4-H-60
San Antonio, TX 78205

T: 210-351-2725
F: 210-351-3312

August 13, 2008

The Honorable John Dingell
Chairman
House Committee on Energy and Commerce
2125 Rayburn House Office Building
Washington, DC 20515

The Honorable Joe Barton
Ranking Member
House Committee on Energy and Commerce
2322-A Rayburn House Office Building
Washington, DC 20515

The Honorable Edward Markey
Chairman
House Committee on Energy and Commerce –
Subcommittee on Telecommunications and the Internet
2125 Rayburn House Office Building
Washington, DC 20515

The Honorable Cliff Stearns
Ranking Member
House Committee on Energy and Commerce –
Subcommittee on Telecommunications and the Internet
2322-A Rayburn House Office Building
Washington, DC 20515

Dear Congressmen Dingell, Barton, Markey and Stearns:

I am responding to your letter to Randall Stephenson, Chairman and CEO of AT&T Inc., dated August 1, 2008, regarding online advertising, and specifically the extent to which AT&T utilizes or enables behavioral advertising capabilities. We are pleased to share relevant information on these important issues.

AT&T does not engage in the behavioral advertising that is the focus of your inquiry,[1] specifically the tracking of a consumer's overall web search and web browsing activities – by tracking either the person or a particular computer – to create a distinct profile of the consumer's

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[1] We note that the responses of certain companies such as Google suggest that your inquiry is narrow and focused only on a single technology: deep-packet-inspection. We do not read the questions so narrowly. Indeed, to do so suggests that the significant policy questions posed here depend on the technology at issue. We understand your letter to be a clear inquiry into end-user/customer privacy as a whole and are responding accordingly.

online behavior ("Overall Behavioral Targeted Advertising").[2] Overall Behavioral Targeted Advertising can take many forms. It can, for instance, involve the use by an Internet service provider ("ISP") of technologies to capture a user's full Internet browsing activities and experience across unrelated websites. These more ISP-specific methodologies are not, however, the only – and certainly are not nearly the most prevalent – forms of Overall Behavioral Targeted Advertising. Advertising-network operators such as Google have evolved beyond merely tracking consumer web surfing activity on sites for which they have a direct ad-serving relationship. They now have the ability to observe a user's entire web browsing experience at a granular level, including all URLs visited, all searches, and actual page-views. Techniques include the ad network "dropping" third-party tracking "cookies" on a consumer's computer to capture consumer visits to any one of thousands of unrelated websites; embedding software on PCs; or automatically downloading applications that – unbeknownst to the consumer – log the consumer's full session of browsing activity.

Ad networks and other non-ISPs employ these methodologies at the individual browser or computer level and they are as effective as any technique that an ISP might employ at creating specific customer profiles and enabling highly targeted advertising. Already ad networks and search engines track and store a vast trove of data about consumers' online activities. Google, for instance, logs and stores users' search requests, can track the search activity by IP address and browser, and can even correlate search activities across multiple sessions, leading to the creation of a distinct and detailed user profile. It further has access to enormous amounts of personal information from its registered users, which its privacy policy expressly confirms can be combined with information from other Google services or third parties for the "display of customized content and advertising." And it even scans emails from non-Gmail subscribers sent to Gmail subscribers for contextual advertising purposes. Thus, if anything, the largely invisible practices of ad-networks raise even greater privacy concerns than do the behavioral advertising techniques that ISPs could employ, such as deep-packet-inspection, which have primary application beyond mere targeted advertising, including managing network congestion, detecting viruses and combating child pornography. In short, the privacy and other policy issues surrounding Overall Behavioral Targeted Advertising are not technology-specific. The relevant touchstones are the manner in which consumer information is tracked and used, and the manner in which consumers are given notice of and are able to consent to or prohibit such practices. Those factors are entirely technology-neutral.

If done properly, however, Overall Behavioral Targeted Advertising could prove quite valuable to consumers and could dramatically improve their online experiences, while at the same time protecting their privacy. But because Overall Behavioral Targeted Advertising goes beyond the

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2 *See* letter to Neil Smit, President and CEO, Charter Communications, from Congressman Markey and Barton, dated May 16, 2008 ("We are writing with respect to recent media reports that Charter Communications has announced plans to begin collecting information about websites that subscribers will visit and then disclosing such data to a firm called NebuAd. This firm, in turn, will use such data to serve ads to individual Charter customers on subjects directly related to their interests…"); letter to Tom Gerke, CEO, Embarq, from Congressmen Dingell, Barton and Markey, dated July 14, 2001 ("We are writing with respect to a recent test conducted by Embarq to tailor Internet advertising to the web-browsing patterns of individual Embarq subscribers.")

simple practice of "targeting" limited to a consumer's use of individual or related websites, and involves the more invisible practice of tracking consumer web activity across countless unrelated websites, it has unique implications for consumer privacy. For these reasons, if AT&T deploys these technologies and processes, and we have yet to do so, it will do so the right way, only after full and careful consideration of the relevant issues, and with a particular focus on what we believe are the pillars of any business practices that involve customer information: (1) give customers control over the use of their information; (2) ensure transparency; (3) protect customers' privacy; and (4) give customers value. These principles – customer privacy, customer control, and transparency – should be the policy bedrock for Overall Behavioral Targeted Advertising regardless of whether the entity collecting, storing and analyzing online search and web browsing data is a search engine, an advertising network or an ISP. Indeed, we would encourage any entity that engages in Overall Behavioral Targeted Advertising to adopt such principles, and urge that any legal or regulatory framework that governs such practices embody these principles and be applied equally to all players in the online advertising ecosystem. Only then will consumers be protected and confidently be able to enjoy a safe and secure Internet experience.

Of course, AT&T does engage in some of the more ordinary and established aspects of online advertising. Like virtually every entity with a retail Internet presence, AT&T tracks usage on its own websites, such as att.com, in order to improve the online experience, optimize a particular site's capabilities and ease-of-use, and provide the most useful information to consumers about AT&T's products and services. In addition, like thousands of other businesses that operate websites, AT&T does business with advertising networks and has partnered with providers of online search. For example, on the AT&T broadband Internet access portal, AT&T makes space available for advertising provided by the Yahoo! advertising network, and users of the portal may be shown advertising that is based on their activity on that website. Also by way of example, we have arranged for the Google search box to appear on our my.att.net site. In short, we are no different than any other website publisher.[3]

Against this backdrop, AT&T below answers your enumerated questions.

1. Has your company at any time tailored, or facilitated the tailoring of, Internet advertising based on consumers' Internet search, surfing, or other use?

   As discussed above, AT&T has not engaged in the Overall Behavioral Targeted Advertising that is the focus of your inquiry. That is, AT&T does not at this time engage in practices that allow it to track a consumer's search and browsing activities across multiple unrelated websites for the purpose developing a profile of a particular

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[3] Having sent an identical letter to a variety of entities that play a role in the online advertising space – particularly two of the most consequential players in online advertising, namely Google and Yahoo! – the committee will be able to obtain directly from those actors information on how they use information that they may collect from the operation of their ad networks, search engines, or otherwise. Obviously, as a website publisher, AT&T does not control the broader practices of ad networks or search engines.

consumer's online behavior.[4] We are aware that certain companies have conducted trials of next-generation behavioral advertising technologies and techniques. AT&T has not conducted any such trials.

2. Please describe the nature and extent of any such practice and if such practice had any limitations with respect to health, financial, or other sensitive personal data, and how such limitations were developed and implemented.

   As explained above, AT&T has not engaged in Overall Behavioral Targeted Advertising – either as part of a trial or a commercial deployment. Moreover, as we evaluate the available technologies and techniques, our focus is on providing both maximum value to consumers and the utmost protection for their personal information, including health- and finance-related information.

3. In what communities, if any, has your company engaged in such practice, how were those communities chosen, and during what time periods was such practice used in each? If such practice was effectively implemented nationwide, please say so.

   As explained above, AT&T has not engaged in Overall Behavioral Targeted Advertising – either as part of a trial or a commercial deployment. Moreover, we would do so only after full and careful examination of the technological, privacy and legal considerations of any particular practice.

4. How many consumers have been subject to such practice in each affected community, or nationwide?

   As explained above, AT&T has not engaged in Overall Behavioral Targeted Advertising – either as part of a trial or a commercial deployment.

5. Has your company conducted a legal analysis of the applicability of consumer privacy laws to such practice? If so, please explain what that analysis concluded.

   As noted above, AT&T is carefully considering all aspects of this potentially sensitive area of Overall Behavioral Targeted Advertising. While not done in the context of any particular trial or application of a behavioral advertising technology, AT&T is evaluating the applicable legal framework.

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4 Beginning in July 2000, AT&T Corp., in connection with its WorldNet dial-up Internet access service, offered a dial-up service for $4.95/month wherein the customer affirmatively would agree to download additional software that would facilitate the tracking of the customer's web-browsing activity. Based on the customer's advance, affirmative consent, AT&T Corp. provided the information to its online advertising business partners (FreeI and Predictive Networks) on an anonymous basis (i.e., subscribers were identifiable only by a random, anonymous ID number) and these partners in turn delivered advertising to a distinct window on the Internet access portal based on the subscriber's individual interests. Once the data were analyzed, they were discarded. AT&T Corp. discontinued the service in January 2002.

6. How did your company notify consumers of such practice? Please provide a copy of the notification. If your company did not specifically or directly notify affected consumers, please explain why this was not done.

   As explained above, AT&T has not engaged in Overall Behavioral Targeted Advertising – either as part of a trial or a commercial deployment. Nonetheless, AT&T recognizes that the manner in which customers are given notice of the tracking of their information and Internet usage for advertising purposes is central to ensuring customer control and the privacy of customer information. Accordingly, as part of its consideration of Overall Behavioral Targeted Advertising technologies and approaches, AT&T is giving full and careful consideration to the proper form of customer notice.

7. Please explain whether your company asked consumers to "opt in" to the use of such practice or allowed consumers who objected to "opt out." If your company allowed consumers who objected to opt out, how did it notify consumers of their opportunity to opt out? If your company did not specifically or directly notify affected consumers of the opportunity to opt out, please explain why this was not done.

   As explained above, AT&T has not engaged in Overall Behavioral Targeted Advertising – either as part of a trial or a commercial deployment. Nonetheless, AT&T believes that it is essential to ensuring customer control and the privacy of customer information that customers/users be given the opportunity to consent to the tracking and use of their information before any Overall Behavioral Targeted Advertising is implemented. Accordingly, as part of its consideration of Overall Behavioral Targeted Advertising technologies and approaches, AT&T will insist upon the proper form of affirmative election by the user/customer in advance of implementing any such program, a concept often generically referred to as "opt-in."

8. How many consumers opted out of being subject to such practice?

   As explained above, AT&T has not engaged in Overall Behavioral Targeted Advertising – either as part of a trial or a commercial deployment. Accordingly, we have no information concerning the rate of customer opt-out from such practices.

9. Did your company conduct a legal analysis of the adequacy of any opt-out notice and mechanism employed to allow consumers to effectuate this choice? If so, please explain what that analysis concluded.

   As noted above, AT&T is carefully considering all aspects of this potentially sensitive area of Overall Behavioral Targeted Advertising. While not done in the context of any particular trial or application of a behavioral advertising technology, AT&T is evaluating the applicable legal framework.

10. What is the status of consumer data collected as a result of such practice? Has it been destroyed or is it routinely destroyed?

As explained above, AT&T has not engaged in Overall Behavioral Targeted Advertising – either as part of a trial or a commercial deployment. Accordingly, we have not collected any related customer data for Overall Behavioral Targeted Advertising purposes.

11. Is it possible for your company to correlate data regarding consumer Internet use across a variety of services or applications you offer to tailor Internet advertising? Do you do so? If not, please indicate what steps you take to make sure such correlation does not happen. If you do engage in such correlation, please provide answers to all the preceding questions with reference to such correlation. If your previous answers already do so, it is sufficient to simply cross-reference those answers.

As a technical matter, it would theoretically be possible to correlate data regarding consumer Internet use across various platforms, e.g., to identify usage on sites broken down by wireline broadband users versus wireless users. Nonetheless, AT&T has not designed, built or funded the technological capability required to do so. As noted above, AT&T is taking a deliberate approach to next-generation tracking and advertising-delivery technologies.

We trust that the foregoing will assist your examination of these issues. Please let us know if you require further information.

Respectfully submitted,

Dorothy Attwood

Dorothy Attwood
Senior Vice President – Public Policy and
Chief Privacy Officer
AT&T Services, Inc.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 10, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. – Request to Exclude Stockholder Proposal of Trillium Asset Management Corp. on behalf of Jane Brown and Co-Proponents

Ladies and Gentlemen:

Our client, AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), proposes to exclude a stockholder proposal this year for the same reason the Commission staff (the "Staff") permitted the Company to exclude substantially the same proposals the last two years, as well as the other reasons described in this letter.[1] We believe the current proposal is merely an attempt to repackage the proposals from the last two years about AT&T's management function regarding its customer privacy practices, each of which the Staff concluded was excludable on ordinary business grounds under item (i)(7) of Rule 14a-8. We also believe the current proposal is excludable under item (i)(10) on the ground that it has already been substantially implemented.

On behalf of AT&T, we respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Company excludes this year's stockholder proposal (the "Current Proposal") by Trillium Asset Management Corp. on behalf of Jane Brown (the "Proponent") from its proxy statement and proxy card for the 2009 annual meeting.

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[1] Certain of the factual information in this letter was provided to us by the Company.

Boston Common Asset Management, LLC ("Boston Common"), on behalf of certain of its clients, and Calvert Asset Management Company, Inc. ("Calvert"), on behalf of certain of its related funds, have also submitted proposals to the Company that are identical to the Current Proposal and have asked to join the Proponent as co-filers of the Current Proposal. Thus, our request to confirm that the Current Proposal may be excluded from the Company's 2009 proxy statement applies with regard to these co-filers' submissions as well.

The Company currently plans to file its definitive proxy statement for the 2009 annual meeting on or about March 11, 2009, which is more than 80 days after the date of this letter. Pursuant to Rule 14a-8(j), we enclose six paper copies of this letter, together with the Current Proposal, the Proponent's cover letter and supporting statement and the co-filer's submissions. We have also sent copies of this letter and the accompanying documents to the Proponent, to the attention of its designated contact, Jonas Kron of Trillium Asset Management Corp., to Boston Common, to the attention of its designated contact, Melissa Locke, and to Calvert, to the attention of its designated contact, Aditi Vora.

The Current Proposal

The Current Proposal is entitled "Report on Network Management Practices, Public Expectations of Privacy and Freedom of Expression on the Internet". Following several paragraphs of introductory language, the Current Proposal sets forth the following resolution to be adopted by stockholders at the 2009 annual meeting:

> "Therefore, be it resolved, that stockholders request the board to issue a report by October 2009, excluding proprietary and confidential information, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet."

The full text of the Current Proposal and the Proponent's supporting statement, as well as related correspondence with the Proponent, Boston Common and Calvert, are attached as Annex A.

The Prior Proposals

The Current Proposal is substantially the same as stockholder proposals submitted to the Company in each of the last two years for consideration at its 2007 and 2008 annual meetings (the "Prior Proposals") and which the Staff permitted the Company to exclude from its 2007 and 2008 proxy statements pursuant to item (i)(7) of Rule 14a-8. See Letters regarding *AT&T Inc.* (February 9, 2007 and February 7, 2008). Like the Current Proposal, the Prior Proposals were also co-filed by Calvert. The Prior Proposals, had they been adopted, would have requested the Company's Board of Directors (the "Board") to prepare a report that discussed, in the words of last year's version, "the policy issues that pertain to disclosing customer records and the content of customer communications to federal and state agencies without a warrant, as well as the effect of such disclosure on the privacy rights of customers".[2] The Staff concluded that AT&T could exclude the Prior Proposals because they related, in the case of last year's version, "to AT&T's ordinary business operations (i.e., procedures for protecting customer information)."[3]

As described in more detail below, the Current Proposal addresses a topic that, at its core, is the same as the topic addressed by the Prior Proposals, namely, AT&T's management practices relating to customer privacy. Whereas the Prior Proposals requested the Board to prepare a report on customer privacy practices including, among other things, disclosure of information to government agencies, the Current Proposal requests a Board report on customer privacy practices as they relate to the Internet. While the wording of the Prior Proposals made reference to government agencies and the wording of the Current Proposal makes reference to the Internet, all three proposals are phrased broadly enough to encompass a wide and overlapping range of customer privacy practices generally. Like the excluded Prior Proposals, the Current Proposal is equally focused on management functions regarding customer privacy – that is, on the Company's ordinary business operations.

As discussed below, the Current Proposal is an attempt by stockholders to influence an aspect of the Company's ordinary business operations – customer privacy practices – that is the responsibility of management. These functions involve a host of complex technical, legal and financial issues that cannot be overseen or directed effectively by stockholders and for this reason have traditionally and properly been regarded as being within the province of management. In addition, the Company has already published a comprehensive statement of its privacy policies, procedures and practices, including those relating to the Internet, so that the core elements of the Current Proposal have already been substantially implemented.

Background Note

By way of background, the Company believes it is clear that the Prior Proposals as well as the Current Proposal were prompted by allegations, initially made in December 2005, that the Company disclosed certain private customer information to the National Security Agency (the "NSA") and other government agencies. Over 20 lawsuits based

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2 The earlier version, submitted in 2006, made substantially the same request: that the Board prepare a report on, among other things, "the overarching technical, legal and ethical policy issues surrounding (a) disclosure of the content of customer communications and records to the Federal Bureau of Investigation, NSA and other government agencies without a warrant and its effect on the privacy rights of AT&T's customers and (b) notifying customers whose information has been shared with such agencies". Given the substantial similarity of the Prior Proposals, for convenience our discussion of them focuses on last year's version except where noted.

3 In the case of the earlier version, the Staff concluded it could be excluded because it related to "AT&T's ordinary business operations (i.e., litigation strategy)." The litigation referenced by the Staff involves the allegations that AT&T disclosed customer information to government agencies and is discussed further below.

on those allegations were filed against the Company in federal district courts throughout the United States, the first one in January 2006. See *Hepting v. AT&T,* No. 3:06-CV-006720-VRW (N.D. Cal.). The lawsuits making the same allegations were subsequently consolidated in the U.S. District Court for the Northern District of California. The district court denied motions to dismiss the case made by both the U.S. Government and the Company, which then appealed the decision to the U.S. Court of Appeals for the Ninth Circuit. While the appeal was pending, Congress and the President enacted legislation intended to grant immunity to telecommunications companies, such as AT&T, with respect to lawsuits based on their alleged cooperation with government agencies, in each case if the U.S. Attorney General requested that the relevant lawsuit be dismissed. The Ninth Circuit remanded the case against the Company to the district court for reconsideration in light of the new statute, and the Attorney General subsequently requested that the case be dismissed. The plaintiffs then challenged the statute on constitutional grounds, and that challenge is now pending before the district court.

Both of the Prior Proposals made specific reference to the allegations in the lawsuit and asked the Board to report on the Company's privacy practices in light of those allegations. The Company requested and the Staff granted no-action relief allowing the Company to exclude those proposals from the Company's annual proxy statements for 2007 and 2008, respectively. While the Current Proposal does not refer specifically to these allegations, the Company believes that the Current Proposal, as much as each of the Prior Proposals, reflects an attempt to address matters that are the subject of the pending judicial proceeding as well as the earlier legislative proceeding in Congress. These matters are being addressed through the judicial and legislative processes and the Company believes it is not appropriate to address them, directly or indirectly, through the proxy solicitation process.

In addition, the Current Proposal would require the Board, in very broad terms, to report on the Company's Internet network management practices in the context of "the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." Given the sweeping scope of this request, as well as the judicial and legislative proceedings that provide the backdrop to this request, it would be difficult for the requested report to avoid discussion of the allegations made in pending lawsuits – including the litigation alleging that AT&T has in the past disclosed private customer information to the NSA and other government agencies and that any such disclosure violated the privacy rights of AT&T customers – or, therefore, to avoid discussion about whether those allegations are true or false. The Company believes, however, that any such discussion would be difficult to have in any meaningful way without providing potentially sensitive information relating to the events in question, information that, if made public, could raise questions about whether such disclosure was lawful. While the Current Proposal purports to allow the Board to exclude "proprietary and confidential information", it pertains to matters that are inherently sensitive and may even be subject to federal statutory or other legal restrictions on disclosure relating to national security and law enforcement. In its letters to the Staff regarding the Prior Proposals, the Company provided a detailed explanation of why such requested reports could cause AT&T to violate federal laws designed to protect the intelligence gathering activities of the U.S. Government. Given the sweeping breadth of the Current Proposal, those concerns remain relevant this year, and we refer the Staff to the Company's discussion of those concerns in its prior letters.

The Current Proposal Relates to Ordinary Business Matters and May Be Excluded Pursuant to Rule 14a-8(i)(7)

Item (i)(7) of Rule 14a-8 permits a company to omit a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual stockholders meeting." This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

In applying the item (i)(7) exclusion to proposals requesting companies to prepare reports on specific aspects of their business, the Staff has determined that it will consider whether the subject matter of the report involves a matter of ordinary business. If it does, the proposal can be excluded even if it requests only the preparation of the report and not the taking of any action with respect to such ordinary business matter. Exchange Act Release No. 34-20091 (August 16, 1983).[4]

The Current Proposal Relates to Matters of Customer Privacy

The Current Proposal can be omitted under item (i)(7) because it seeks to subject to stockholder oversight AT&T's policies and procedures for protecting customer privacy[5] in the context of its Internet network management practices. The development and implementation of these policies and procedures are an integral part of AT&T's day-to-day business operations and a function that is properly and necessarily left to the discretion of management.

Customer Privacy Is a Management Function. The Staff has long recognized that the protection of customer privacy is a core management function, not subject to stockholder oversight, and has, to that end, allowed companies to exclude proposals requesting reports on issues related to customer privacy. In *Verizon Communications*

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[4] This release addressed Rule 14a-8(c)(7), which is the predecessor to Rule 14a-8(i)(7).

[5] The Current Proposal also refers to customer freedom of expression, a topic that is closely related to and largely overlaps with customer privacy and is addressed further below.

Inc., a stockholder submitted a proposal requesting that the company prepare a report describing "the overarching technological, legal and ethical policy issues surrounding the disclosure of customer records and communications content" to government and non-government agencies. The proposal also emphasized the importance of these issues in terms of customer freedom of expression. Notwithstanding these concerns, the Staff allowed Verizon to exclude the proposal from its proxy materials on the ground that it related "to Verizon's ordinary business operations (*i.e.*, procedures for protecting customer information)." See Letter regarding *Verizon Communications Inc.* (February 22, 2007). In essence, the subject matter of the Current Proposal is substantially the same as that addressed in *Verizon Communications Inc.*, because its underlying premise relates to the way the Company protects and handles the privacy of customer information, in this instance in the context of Internet network management practices.

Similarly, in *Bank of America Corp.*, a stockholder, in response to specific instances of lost and stolen customer records, submitted a proposal requesting that the company prepare a report on its policies and procedures for ensuring the confidentiality of customer information. The Staff concluded that the requested report involved matters of ordinary business in that it sought information regarding the company's "procedures for protecting customer information" and concurred in the company's decision to exclude the proposal pursuant to Rule 14a-8(i)(7). See Letter regarding *Bank of America Corp.* (February 21, 2006); see also Letters regarding *Bank of America Corp.* (March 7, 2005) (almost identical proposal from the same proponent could be excluded as relating to the company's ordinary business of protecting customer information); *Applied Digital Solutions, Inc.* (March 25, 2006) (proposal requesting the company to prepare a report analyzing the privacy implications of its radio frequency identification chips could be excluded as relating to the company's ordinary business of managing privacy issues related to product development); *Citicorp* (January 8, 1997) (proposal requesting the company to prepare a report on policies and procedures to monitor illegal transfers through customer accounts could be excluded as relating to ordinary business operations).

Equally relevant are the Staff's earlier decisions to permit AT&T to exclude the Prior Proposals from the 2007 and 2008 proxy statements. The Staff concluded that the Prior Proposals, which were substantially identical to the proposals considered in Verizon Communications Inc. and Bank of America Corp., related to AT&T's ordinary business operations, in particular to aspects of the Company's procedures for protecting customer information. The very same procedures, this time in the context of Internet network management practices, are now the focus of the Current Proposal.

While phrased somewhat more broadly than the Prior Proposals and the proposals in *Verizon Communications Inc.* and *Bank of America Corp.*, the Current Proposal focuses on precisely the same ordinary business operations at issue in those other no-action letters. The Current Proposal would require AT&T to produce a report examining "the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." Such a report would inevitably require the

Company to address the way it handles customer information with regard to privacy concerns – in other words, to address its policies and procedures relating to customer privacy in the context of Internet usage. As noted above, the Staff has long recognized that matters of customer privacy in general are necessarily part of ordinary business operations.

Thus, just like the Prior Proposals and those in *Verizon Communications Inc.* and *Bank of America Corp.*, the Current Proposal focuses directly on the Company's policies and procedures for protecting customer information, in this case in the context of Internet usage, and in particular on certain commercial aspects of this topic. As the Staff has already recognized, matters of this kind are integral to the day-to-day business operations of a company and cannot, "as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40018 (May 21, 1998).

Public Policy Overlap Does Not Change the Outcome. Additionally, it should be noted that the fact that a proposal touches upon a matter with possible public policy implications does not necessarily undermine the basis for omitting it under item (i)(7). The Staff has indicated that the applicability of item (i)(7) depends largely on whether implementing a proposal would have broad public policy impacts outside the company, or instead would deal with matters of the company's internal business operations, planning and strategies. In fact, the Staff has consistently concurred with the exclusion of proposals that address ordinary business matters, even though they might also implicate public policy concerns. See, *e.g.*, Letters regarding *Microsoft Corporation* (September 29, 2006) (excluding proposal asking the company to evaluate the impact of expanded government regulation of the Internet); and *Pfizer Inc.* (January 24, 2006) and *Marathon Oil* (January 23, 2006) (in both cases, excluding proposals requesting inward-looking reports on the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategies and risk profiles). As noted above, the Current Proposal is directed at Internet network management practices, privacy policies and procedures and a number of related business, financial, technical and legal issues and thus falls squarely in this group.

The Current Proposal Relates to Matters of Legal Compliance

The Current Proposal can also be properly excluded pursuant to item (i)(7) because it relates to the Company's conduct of its legal compliance program. The Staff has long identified a company's compliance with laws and regulations as a matter of ordinary business. In *Allstate Corp.*, a stockholder proposal requested, in part, that the company issue a report discussing the illegal activities that were the subject of a number of state investigations and consent decrees involving Allstate. The Staff held that a company's general conduct of a legal compliance program was a matter of ordinary business and agreed to Allstate's exclusion of the proposal under Rule 14a-8(i)(7). Letter regarding *Allstate Corp.* (February 16, 1999); see also Letters regarding *Duke Power Co.* (February 1, 1988) (proposal requesting the company to prepare a report detailing its environmental protection and pollution control activities could be excluded as relating to the ordinary business of complying with government regulations); and *Halliburton Company* (March 10, 2006) (proposal requesting a report addressing the potential impact of certain violations and investigations on the company's reputation and stock value and how the company intended to prevent further violations could be excluded as relating to the ordinary business of conducting a legal compliance program).

Legal compliance is exactly the type of "matter of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment" (Exchange Act Release No. 34-40018 (May 21, 1998)). Moreover, stockholder interference with legal compliance poses a significant risk of micro-managing the company.

As already noted, the Current Proposal requests a report about the Company's Internet network management practices insofar as they affect customer privacy interests. A report on this topic would inevitably lead to a discussion of the Company's compliance with laws and regulations governing the use of customer information and customer privacy. In addition, as also noted above, the Proponent's supporting statement makes it clear that the report would need to address the Company's practices regarding disclosure of customer information to third parties, which in turn would likely require a discussion of disclosure to government agencies on law enforcement or national security grounds. This part of the Current Proposal may well lead to a re-examination of the allegations that are the basis of the pending lawsuit against the Company and that were a particular focus of the Prior Proposals. As noted above, the Company believes that this aspect of the Current Proposal could raise some of the concerns about the potential violation of federal disclosure laws that were discussed in the Company's letters to the Staff regarding the Prior Proposals.

The legal and compliance issues relating to customer privacy are complex and rapidly evolving. This is particularly true with regard to laws and regulations governing the use of the Internet, as this is an area of the law that is closely intertwined with the many technological developments affecting the Internet. It is also particularly true with regard to laws and regulations relating to disclosure to government agencies, as these raise difficult questions about law enforcement and national security. In sum, the Current Proposal would require the Company to address with its stockholders precisely the kind of complex legal and compliance issues about which stockholders are not in a position to make an informed judgment and that the Staff has long recognized comprise ordinary business operations and are properly the responsibility of management.

The Current Proposal Involves the Company in the Political or Legislative Process

The Current Proposal may also be excluded under item (i)(7) because it would involve the Company in the political or legislative process relating to aspects of the Company's operations. A number of no-action letters have confirmed that proposals requesting a company to issue reports analyzing the potential impact on the company of proposed national legislation may properly be excluded as "involving [the company] in the political or legislative process relating to an aspect of [the company's] operations." See Letters regarding *International Business Machines Corp.* (March 2, 2000), *Electronic Data Systems Corp.* (March 24, 2000) and *Niagara Mohawk Holdings, Inc.* (March 5, 2001) (in all three cases, proposals requesting the company to issue reports evaluating the impact on the company of pension-related proposals being considered by national policy makers were excluded on the ground that they could involve the company in the political or legislative process).

Preparing a report for stockholders about Internet network management practices in the context of customer privacy and freedom of expression, as the Current Proposal calls for, would require the Company to address publicly a number of difficult technical, legal and business issues that are currently the subject of sometimes intense and controversial debate among federal and state legislators, regulators, the media and the public. For example, one of the most intensely debated issues relating to Internet network management practices in recent years involves the concept of "net neutrality" – *i.e.*, whether Internet service providers should be required to implement non-discrimination safeguards designed to prevent them from blocking, speeding up or slowing down web content based on its source, ownership or destination. A bill to amend the Communications Act of 1934 to establish certain Internet neutrality duties for Internet service providers was read twice in Congress[6] and has been referred to the U.S. Senate Committee on Commerce, Science and Transportation, but has not yet been passed. Therefore, this topic remains subject to legislative and political debate and has not been resolved. The same may be said for the disclosure of Internet customer information to government agencies on law enforcement or national security grounds.

Requiring the Company to address these matters in a detailed, public way, including by examining the many social, political and other "significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet", as the Current Proposal states, would force the Company to involve itself in an ongoing political and legislative debate that could have far reaching effects on its business and operations. Topics such as net neutrality and disclosure to government agencies require a careful evaluation of complex, fact-specific issues that implicate a number of business, financial, technological and legal considerations. It is neither appropriate nor effective to conduct this kind of an evaluation through the proxy solicitation process and doing so could harm interests of the Company and its stockholders.

The Staff has recognized that stockholder proposals need not be included in proxy statements if they would force a company to engage in a political or legislative debate that could affect its ordinary business operations. In fact, the Staff recently re-affirmed this position with regard to stockholder proposals requiring reports about Internet network management practices and net neutrality. See Letters regarding *Yahoo, Inc.*

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6 See the 110th session of the Congress; S. 215, 110th Cong. (2007).

(April 5, 2007) and *Microsoft Corporation* (September 29, 2006) (requests for reports evaluating the impact of expanded government regulation of the Internet, particularly with regard to net neutrality, could be excluded under item (i)(7)). In light of the foregoing, the Current Proposal should be excludable under item (i)(7) as one that would involve the Company in the political or legislative process affecting its ordinary business operations.

The Current Proposal Has Been Substantially Implemented and May be Omitted Pursuant to Rule 14a-8(i)(10)

The Company's Privacy Policy Itself Represents Substantial Implementation

AT&T believes that the Current Proposal may also be omitted from the 2009 proxy materials because it has already published its Privacy Policy, which is the official statement of the Company's policies and procedures regarding customer privacy. These policies and procedures would be the core of any report that the Board would issue if the Current Proposal were adopted. The Privacy Policy is posted on the Company's website and is readily available to all stockholders, thus providing them with the basic information they need to evaluate the Company's policies and procedures concerning customer privacy, including in the context of the Company's Internet network management practices. Consequently, the Company believes that the Current Proposal has been substantially implemented and may be excluded from the 2009 proxy materials under item (i)(10) of Rule 14a-8.

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal if it has already been substantially implemented by the company. This standard reflects the Staff's interpretation of the predecessor rule allowing the omission of a "moot" proposal: in order to properly exclude a stockholder proposal under the predecessor to item (i)(10) as "moot," the proposal does not have to be "fully effected" by the company so long as the company can show that it has been "substantially implemented". Exchange Act Release No. 34-20091 (August 16, 1983) (interpreting former Rule 14a-8(c)(10)). The determination of whether a company has satisfied the "substantially implemented" standard "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Letter regarding *Texaco, Inc.* (March 28, 1991). Moreover, the Staff has consistently allowed for the exclusion of stockholder proposals as substantially implemented where a company already has polices and procedures in place relating to the subject matter of the proposal. See, *e.g.* Letter regarding *The Gap, Inc.* (March 16, 2001) (proposal asking the company to prepare a report on the child labor practices of its suppliers was excluded as substantially implemented by the company's code of vendor conduct, which was discussed on the company's website); Letter regarding *Nordstrom Inc.* (February 8, 1995) (proposal that the company commit a code of conduct for overseas suppliers was excluded as substantially covered by the company's existing guidelines).

The Staff has also established that a company does not have to implement every detail of a proposal in order to exclude it under item (i)(10). Rather, "substantial implementation" requires only that the company's actions "satisfactorily address the underlying concerns of the proposal." Letter regarding *Masco Corp.* (March 29, 1999); see also, Letter regarding *Entergy, Inc.* (January 31, 2006).

The underlying concern of the Current Proposal relates to the safeguards the Company has put in place to ensure protection of the public's expectations of privacy and freedom of expression on the Internet and the way the Company is handling information with respect to its customers. AT&T's Privacy Policy[7], which is available on the Company's website at http://att.com, already covers the Company's current policies, practices and procedures for protecting the confidentiality of customer information, including what customer information is collected and how it can be used, when and to whom it may be disclosed (including to law enforcement and other government agencies) and how the Company implements and updates its privacy policies, practices and procedures. In particular, the item titled "What Online Information We Collect, How We Use It and How You Can Control Its Use" explains, among other things, web usage information, email marketing practices and online privacy education. With respect to the latter point, AT&T's strong commitment to protect privacy rights and its efforts to constantly enhance security in connection with Internet use are also evidenced by the fact that the Privacy Policy contains detailed information on how to better protect customers' privacy and security while online. For that purpose, the Company provides its Internet customers with tools such as the "AT&T Internet Safety Web site" and the "AT&T Worldnet Security Center", which allow these customers to acquire the most recent available information and the best technical support in order to be optimally protected when using the Company's internet services.

Furthermore, the Privacy Policy provides that personal identifying information may be provided to third parties only when permitted or required by law and only in a limited number of specific instances, for example "to notify a responsible governmental entity if we reasonably believe that an emergency involving immediate danger of death or serious physical injury to any person requires or justifies disclosure without delay."

The Privacy Policy squarely addresses the underlying concern of the Current Proposal, namely, the policies, procedures and practices AT&T follows in order to protect the privacy of its customers with regard to their use of the Internet. These policies, procedures and practices, as reflected in the Privacy Policy, would necessarily form the core of any report the Board would issue if the Current Proposal were adopted. Consequently, the Privacy Policy already provides stockholders with the essential information they need to understand and evaluate how the Company addresses customer privacy matters in the context of its Internet network management practices. Requiring the Board to prepare a report on this topic would add little of real substance to the information that is already available to stockholders on this topic.

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[7] A copy of AT&T's Privacy Policy is also attached to this letter as Annex B.

The Company's Public Statements Have Further Implemented the Current Proposal

The Company has also provided the information called for by the Current Proposal in various public statements, as recently evidenced by the statement of Dorothy Attwood (Senior Vice President, Public Policy & Chief Private Officer) before the U.S. Senate Committee on Commerce, Science and Transportation at the Hearing on Broadband Providers and Consumer Privacy on online behavioral advertising on September 25, 2008.[8] Underscoring the Company's commitment to privacy protection, Ms. Attwood noted that "[W]e do, however, believe it is essential to include strong privacy protections in the design of any online behavioral advertising program, which is why we will initiate such a program only after testing and validating the various technologies and only after establishing clear and consistent methods and procedures to ensure the protection of, and ultimate consumer control over, consumer information. We further intend to work with privacy advocates, consumer privacy coalitions and fellow industry participants in a cooperative, multi-faceted effort that we trust can and will lead to a predictable consumer driven framework in this area. In any event, if AT&T deploys these technologies and processes, it will do so the right way."

Similarly, the Company has made it clear in the public record that it is a vigorous proponent of freedom of expression on the Internet, most recently in the testimony of Robert W. Quinn, Jr. (Senior Vice President-Federal Regulatory) before the Federal Communications Commission on July 21, 2008 during a hearing on Broadband and the Digital Future: ".... and we respect free expression as a cornerstone of our free society. As a matter of long-standing policy, AT&T has not and will not suspend, disconnect or terminate service because of the views our customers express on any subject, including on public policy, political or social issues, or even if you just want to complain about something that we, AT&T, have or have not done. However, AT&T clearly advises customers that the use of our services for illegal purposes (such as the distribution of child pornography), or to threaten or endanger the health or safety of others, is strictly prohibited."[9]

Based on the considerations discussed above, AT&T believes that the Current Proposal may be omitted from its proxy materials pursuant to Rule 14a-8(i)(10) because it has already developed, implemented and made publicly available a comprehensive Privacy Policy and supplemented the Privacy Policy with numerous official, publicly available statements about important policy considerations relating to customer privacy and freedom of expression in the context of the Internet. These actions taken by the Company "compare favorably with the guidelines of the proposal" and substantially address the matters that lie at the heart of the Current Proposal.

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[8] The complete statement can be found under http://commerce.senate.gov/public/_files/AttwoodTestimony.pdf and is also attached as Annex C.

[9] The complete statement can be found under http://attpublicpolicy.centralcast.net/2008/07/fcc-testimony.php.

* * * * * * * * * *

For the reasons set forth in this letter, we respectfully request the Staff to confirm that the Company may omit the Current Proposal from its 2009 proxy statement and proxy card in reliance on either or both of items (i)(7) and (i)(10) of Rule 14a-8. If you would like to discuss this request, please feel free to contact the undersigned by telephone at (212) 558-3882 or e-mail at harmsd@sullcrom.com.

Sincerely,

David B. Harms
Sullivan & Cromwell LLP

Enclosures

cc: Wayne A. Wirtz
Assistant General Counsel
Legal Department
AT&T, Inc.

Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corp.

Melissa Locke
Social Research & Advocacy Analyst
Boston Common Asset Management, LLC

Aditi Vora
Social Research Analyst
Calvert Asset Management Company, Inc.

ANNEX A

Proposal/Co-proposals and related materials

TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World

Trillium Asset Management Corporation
www.trilliuminvest.com

October 28, 2008

Legal Department
San Antonio, TX
OCT 29 2008
RECEIVED

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Dear Ms. Meuleman,

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage about $1 billion for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with AT&T on behalf of our client, Ms. Jane Brown. Trillium submits this shareholder proposal for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Ms. Brown holds more than $2,000 of AT&T common stock, acquired more than one year prior to this date. Ms. Brown will remain invested in this position through the date of the 2009 annual meeting. Verification of ownership from our custodian is attached. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to myself at (971) 222-3366, or via email at jkron@trilliuminvest.com

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Jonas Kron
Senior Social Research Analyst

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
950 W. Bannock Street, Suite 530
Boise, Idaho 83702-6118
T: 208-387-0777 F: 208-387-0278
800-567-0538

Report on Network Management Practices,
Public Expectations of Privacy and Freedom of Expression on the Internet

The Internet is becoming the defining infrastructure of our economy and society in the 21st century. Its potential to open markets for commerce, venues for cultural expression and modalities of civic engagement is without historic parallel.

Internet Service Providers (ISPs) are gatekeepers to this infrastructure: providing access, managing traffic, insuring communication, and forging rules that shape, enable and limit the public's Internet use.

As such, ISPs have a weighty responsibility in devising network management practices. ISPs must give far-ranging thought to how these practices serve to promote--or inhibit--the public's participation in the economy and in civil society.

Of fundamental concern is the effect ISPs' network management practices have on public expectations of privacy and freedom of expression on the Internet.

Whereas:

- More than 211 million Americans--70% of the population--use the Internet;
- The Internet serves as an engine of opportunity for social, cultural and civic participation in society;
- 46% of Americans have used the internet, e-mail or text messaging to participate in the 2008 political process;
- The Internet yields significant economic benefits to society, with online U.S. retailing revenues – only one gauge of e-commerce - exceeding $200 billion in 2008;
- The Internet plays a critical role in addressing societal challenges such as provision of health care, with over 8 million Americans looking for health information online daily;
- 72% of Americans are concerned that their online behaviors are being tracked and profiled by companies;
- 54% of Americans are uncomfortable with third parties collecting information about their online behavior;
- Our Company provides Internet access to a very large number of subscribers and is considered a leading ISP;
- Our Company's network management practices have been questioned by consumers, civil liberties groups and shareholders; specifically, AT&T was scrutinized for censoring political speech; was the focus of a BusinessWeek story discussing content monitoring; and was called before Congress to testify on these issues;

- Class action lawsuits in several states are challenging the propriety of ISPs' network management practices;

- Internet network management is a significant public policy issue; failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company;

- Any perceived compromise by ISPs of public expectations of privacy and freedom of expression on the Internet could have a chilling effect on the use of the Internet and detrimental effects on society.

Therefore, be it resolved, that shareholders request the board issue a report by October 2009, excluding proprietary and confidential information, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

Supporting Statement

One example of an issue to be examined could be the social and political effects of collecting and selling personal information to third-parties, including information companies such as First Advantage and Equifax.

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at AT&T Inc. (T).

I am the beneficial owner of 200 shares of AT&T Inc. (T) common stock that I have held for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2009.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jane D. Brown

Jane Brown
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

10/27/08
Date

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

October 28, 2008

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Re: Jane Brown/Schwab Account*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Meuleman :

This letter is to confirm that Charles Schwab & Company holds as custodian for the above account more than $2,000 (two thousand dollars) worth of common stock in AT&T Inc. (T). These shares have been held continuously for at least on year prior to and through October 28, 2008.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab and Company, Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Jake Carris

BOSTON COMMON
ASSET MANAGEMENT, LLC

RECEIVED
NOV 13 2008
CORPORATE
SECRETARY'S OFFICE

November 10, 2008

Ms. Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Dear Ms. Meuleman:

Boston Common Asset Management, LLC (Boston Common) is an asset manager serving investors concerned about the social and environmental impact as well as financial return of their investments. As of September 30, 2008, we managed approximately $900 million in-house and subadvised assets. Our clients are long term shareholders of AT&T common stock and currently hold 114,166 shares.

I am hereby authorized to notify you of our intention to co-file with Trillium Asset Management the enclosed shareholder resolution. Boston Common submits this shareholder proposal to AT&T for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, our clients hold more than $2,000 of AT&T common stock, acquired more than one year prior to this date. Boston Common will continue to maintain at least $2,000 of AT&T through the date of the 2009 annual meeting. Verification of ownership from our custodian will be provided upon request. A representative of the shareholder group will attend the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to Melissa Locke, at (617) 960-3920, or via email at mlocke@bostoncommonasset.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Melissa K. Locke
Social Research & Advocacy Analyst

Cc: Jonas Kron, Trillium Asset Management

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

Report on Network Management Practices,
Public Expectations of Privacy and Freedom of Expression on the Internet

The Internet is becoming the defining infrastructure of our economy and society in the 21st century. Its potential to open markets for commerce, venues for cultural expression and modalities of civic engagement is without historic parallel.

Internet Service Providers (ISPs) are gatekeepers to this infrastructure: providing access, managing traffic, insuring communication, and forging rules that shape, enable and limit the public's Internet use.

As such, ISPs have a weighty responsibility in devising network management practices. ISPs must give far-ranging thought to how these practices serve to promote--or inhibit--the public's participation in the economy and in civil society.

Of fundamental concern is the effect ISPs' network management practices have on public expectations of privacy and freedom of expression on the Internet.

Whereas:

- More than 211 million Americans--70% of the population--use the Internet;
- The Internet serves as an engine of opportunity for social, cultural and civic participation in society;
- 46% of Americans have used the internet, e-mail or text messaging to participate in the 2008 political process;
- The Internet yields significant economic benefits to society, with online U.S. retailing revenues – only one gauge of e-commerce - exceeding $200 billion in 2008;
- The Internet plays a critical role in addressing societal challenges such as provision of health care, with over 8 million Americans looking for health information online daily;
- 72% of Americans are concerned that their online behaviors are being tracked and profiled by companies;
- 54% of Americans are uncomfortable with third parties collecting information about their online behavior;
- Our Company provides Internet access to a very large number of subscribers and is considered a leading ISP;
- Our Company's network management practices have been questioned by consumers, civil liberties groups and shareholders; specifically, AT&T was scrutinized for censoring political speech; was the focus of a BusinessWeek story discussing content monitoring; and was called before Congress to testify on these issues;

- Class action lawsuits in several states are challenging the propriety of ISPs' network management practices;

- Internet network management is a significant public policy issue; failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company;

- Any perceived compromise by ISPs of public expectations of privacy and freedom of expression on the Internet could have a chilling effect on the use of the Internet and detrimental effects on society.

Therefore, be it resolved, that shareholders request the board issue a report by October 2009, excluding proprietary and confidential information, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

Supporting Statement

One example of an issue to be examined could be the social and political effects of collecting and selling personal information to third-parties, including information companies such as First Advantage and Equifax.

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
208 S. Akard St., Room 3000.18
Dallas, Texas 75202
Ph. (214) 464-8815

November 14, 2008

Via UPS
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

Attn: Melissa K. Locke
Social Research & Advocacy Analyst

Dear Ms. Locke:

On November 11, 2008, we received your letter dated November 10, 2008, submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2009 annual meeting. We are currently reviewing the proposal to determine if it is appropriate for inclusion.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

Boston Common Asset Management does not appear in our records as a registered stockholder. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

Nancy H. Justice

BOSTON COMMON
ASSET MANAGEMENT

MEMORANDUM

Nancy Justice
Director SEC Compliance
4 ATT Center
311 S. Akard
Room 2-36
Dallas, TX 75202

Legal Department
San Antonio, TX
DEC 1 2008
RECEIVED

RE: Shareholder Resolution Co-Filed With Trillium Asset Management

Ms. Justice –

On November 17, 2008 we received your letter dated November, 14, 2008 requesting a written statement from our record holder affirming the number of shares that Boston Common Asset Management held as of November 10, 2008, and which were held continuously for at least one year. Please find the requested statement attached.

Please call me at 617-916-3920 or Dawn Wolfe at 617-916-3915 if you have any questions.

Sincerely,

Melissa Locke
Boston Common Asset Management

STATE STREET.

Wealth Manager Services
Crown Colony Office Park
1200 Crown Colony Drive
Quincy, MA 02169

November 10, 2008

AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205
Attention: Corporate Secretary

Dear Sir or Madam:

State Street is the custodian and record holder for Boston Common Asset Management.

We are writing to affirm that Boston Common Asset Management currently owns 38,064 shares of AT&T Inc. common stock, Omnibus Account BOSTONCOMMON. Boston Common Asset Management has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of AT&T Inc. common stock and such beneficial ownership has existed for one or more years as of the filing date in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934, and that it will continue to hold the securities through the date of the 2009 annual meeting of shareholders.

Sincerely,

Lesley A. Lendh
Senior Associate
State Street WMS

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

November 7, 2008

Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Dear Sir or Madam,

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 42 mutual fund portfolios sponsored by Calvert Group, Ltd., including Calvert's 22 socially responsible mutual funds. Calvert currently has over $12.5 billion in assets under management.

The Calvert Social Investment Fund Balanced Portfolio, Calvert Variable Series, Inc. Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity Portfolio, and Calvert Social Index Fund (together, the "Funds") are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each Fund has held these securities continuously for at least one year, and it is Calvert's intention that the Funds continue to own shares in the Company through the date of the 2009 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing shareholder, we are filing the enclosed resolution requesting that the Board of Directors prepare a report discussing their network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

We understand that Jonas Kron on behalf of Trillium Asset Management is submitting an identical proposal. Calvert recognizes Trillium Asset Management as the lead filer and intends to act as a co-sponsor of the resolution. Mr. Kron has agreed to coordinate contact between the Corporation and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Mr. Kron as it relates to the proposal. In this regard,

Report on Network Management Practices,
Public Expectations of Privacy and Freedom of Expression on the Internet

The Internet is becoming the defining infrastructure of our economy and society in the 21st century. Its potential to open markets for commerce, venues for cultural expression and modalities of civic engagement is without historic parallel.

Internet Service Providers (ISPs) are gatekeepers to this infrastructure: providing access, managing traffic, insuring communication, and forging rules that shape, enable and limit the public's Internet use.

As such, ISPs have a weighty responsibility in devising network management practices. ISPs must give far-ranging thought to how these practices serve to promote--or inhibit--the public's participation in the economy and in civil society.

Of fundamental concern is the effect ISPs' network management practices have on public expectations of privacy and freedom of expression on the Internet.

Whereas:

- More than 211 million Americans--70% of the population--use the Internet;
- The Internet serves as an engine of opportunity for social, cultural and civic participation in society;
- 46% of Americans have used the internet, e-mail or text messaging to participate in the 2008 political process;
- The Internet yields significant economic benefits to society, with online U.S. retailing revenues – only one gauge of e-commerce - exceeding $200 billion in 2008;
- The Internet plays a critical role in addressing societal challenges such as provision of health care, with over 8 million Americans looking for health information online daily;
- 72% of Americans are concerned that their online behaviors are being tracked and profiled by companies;
- 54% of Americans are uncomfortable with third parties collecting information about their online behavior;
- Our Company provides Internet access to a very large number of subscribers and is considered a leading ISP;
- Our Company's network management practices have been questioned by consumers, civil liberties groups and shareholders; specifically, AT&T was scrutinized for censoring political speech; was the focus of a BusinessWeek story discussing content monitoring; and was called before Congress to testify on these issues;

- Class action lawsuits in several states are challenging the propriety of ISPs' network management practices;

- Internet network management is a significant public policy issue; failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company;

- Any perceived compromise by ISPs of public expectations of privacy and freedom of expression on the Internet could have a chilling effect on the use of the Internet and detrimental effects on society.

Therefore, be it resolved, that shareholders request the board issue a report by October 2009, excluding proprietary and confidential information, examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet.

Supporting Statement

One example of an issue to be examined could be the social and political effects of collecting and selling personal information to third-parties, including information companies such as First Advantage and Equifax.

Sincerely,

Ivy Wafford Duke, Esq.
Assistant Vice President

Cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director, Shareholder Advocacy, Calvert Asset Management Company, Inc.

Aditi Vora, Social Research Analyst, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text

at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
208 S. Akard St., Room 3000.18
Dallas, Texas 75202
Ph. (214) 464-8815

November 12, 2008

Via UPS
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Attn: Ivy Wafford Duke, Esq.
Assistant Vice President

Dear Ms. Duke:

On November 11, 2008, we received your letter dated November 7, 2008, submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2009 annual meeting. We are currently reviewing the proposal to determine if it is appropriate for inclusion.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

Calvert Asset Management Company does not appear in our records as a registered stockholder. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

Nancy H. Justice

RECEIVED
NOV 21 2008
CORPORATE SECRETARY'S OFFICE

Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

November 20, 2008

Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Dear Sir or Madam,

I am writing in response to your November 12, 2008 letter to Ivy Wafford Duke regarding the stockholder proposal submitted by Calvert Asset Management Company, Inc.

Please see the enclosed letter documenting that the Calvert Social Investment Fund Balanced Portfolio, Calvert Variable Series, Inc. Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity Portfolio, and Calvert Social Index Fund each held more than $2,000 in market value of AT&T Inc. common stock as of close of business on November 7, 2008 when Calvert submitted its shareholder proposal, and that each of these funds has continuously held these shares for at least one year prior to the date we submitted the proposal.

Please contact me immediately by phone at (301)-961-4715 or email aditi.vora@calvert.com if you have any further questions regarding this matter.

Sincerely,

Aditi Vora
Social Research Analyst

Enclosures: State Street Letter

Cc: Nancy Justice, Director- SEC Compliance, AT&T Inc.

Stu Dalheim, Director, Shareholder Advocacy, Calvert Asset Management Company, Inc.

A UNIFI Company
4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

November 19, 2008,

Calvert Group, LTD
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 7, 2008 the Calvert Funds listed below held the indicated amount of shares of the stock of AT&T, INC. (CUSIP 00206R102). Also the funds held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares as of 11/07/08	Shares held for 1 year
D805	CSIF Balanced Portfolio	305,075	259,565
D835	CVS Calvert Social Balanced Portfolio	231,900	208,977
D862	CSIF Enhanced Equity Portfolio	78,442	76,242
D872	Calvert Social Index Fund	98,338	67,408
D874	Calvert Large Cap Growth Fund	401,500	0

Please feel free to contact me if you need any further information.

Sincerely,

Michelle McElroy
Account Manager
State Street Corp

ANNEX B

AT&T Privacy Policy

AT&T Privacy Notice

Effective 06/16/06

OUR COMMITMENT: RESPECTING AND PROTECTING YOUR PRIVACY

THE SCOPE OF THIS PRIVACY POLICY

WHAT PERSONAL IDENTIFYING INFORMATION WE COLLECT, HOW WE USE IT AND HOW YOU CAN CONTROL ITS USE

- Personal identifying information we collect and use
- Personal identifying information we disclose to third parties
- Information included in our directories and directory assistance service
- Obtaining non-published and non-listed numbers
- Our "Do Not Call" lists
- Customer Proprietary Network Information

WHAT ONLINE INFORMATION WE COLLECT, HOW WE USE IT AND HOW YOU CAN CONTROL ITS USE

- Web usage information we collect and use
- How we use cookies, Web beacons, etc.
- Our e-mail marketing practices
- Our policy on online access by children
- Linking to other sites
- Online privacy education

HOW WE PROTECT YOUR INFORMATION

PRIVACY POLICY UPDATES

CONTACTING US: QUESTIONS, COMMENTS, CONCERNS

Back to Privacy Summary

OUR COMMITMENT: RESPECTING AND PROTECTING YOUR PRIVACY

The AT&T family of companies ("AT&T") recognizes that the trust of our customers and Web visitors requires vigilant, responsible privacy protections.

We respect and protect the privacy of our customers. As a provider of telecommunications and related services and products we recognize that we must maintain the confidentiality of every customer's telephone calling and other account information.

We also respect and protect the privacy of our Web visitors. The expansion of online services and changing technologies continues to create unique privacy concerns and we recognize the need to maintain the confidentiality of information that Web visitors reasonably expect to remain private.

We have a long history of vigorously protecting customer and web visitor privacy. Our customers and web visitors expect, deserve and receive nothing less than our fullest commitment to their privacy. We also have an obligation to assist law enforcement and other government agencies responsible for protecting the public welfare, whether it be an individual or the security interests of the entire nation. If and when we are asked to help, we do so strictly within the law and under the most stringent conditions.

* AT&T Inc. was created on Nov. 18, 2005, through a merger of SBC Communications Inc. and AT&T Corp. We continue to undergo branding changes to bring together all former SBC and AT&T brands and this privacy policy applies irrespective of AT&T or SBC branding.

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THE SCOPE OF THIS PRIVACY POLICY

This privacy policy addresses the privacy of AT&T retail customers and Web visitors in the United States. Where applicable, AT&T will comply with the laws of other countries that contain mandatory requirements that differ from this policy. In selected jurisdictions outside the United States, a member of the AT&T family of companies may adopt a separate privacy policy to reflect the requirements of applicable local laws.

This policy identifies the types of data and information we collect, how we use it, how you can control its use and the steps we take to protect it. The primary focus of this policy is non-public information that identifies or that is linked to the identity of a customer or Web visitor ("personal identifying information").

In this policy, the AT&T family of companies means AT&T Inc. and its subsidiary and affiliated entities. Members of the AT&T family of companies have agreed to the privacy practices in this policy — except for Wireless from AT&T, formerly Cingular® Wireless and YELLOWPAGES.COM, both of which are joint ventures between AT&T and Bell South and operate under their own privacy policies. Personal identifying information shared between Wireless from AT&T, formerly Cingular® Wireless or YELLOWPAGES.com and other AT&T family of company members will be used and protected as set forth in this policy.

This policy does not apply where non-members of the AT&T family of companies ("third parties") have licensed the AT&T brand for use with their own products or services. For example, the policy does not apply to Advanced American Telephones, which licenses the AT&T Brand to sell telephone equipment, or to Citibank, which licenses the AT&T Brand to offer its AT&T Universal Card.

When you sign up for certain AT&T-offered services, you may agree to additional privacy policies that address service-specific privacy practices. For example, certain AT&T Internet services — AT&T Dial, AT&T High Speed Internet, and AT&T High Speed Internet U-verse Enabled — and AT&T U-verse TV and Homezone services are subject to an additional privacy policy. View a copy of the AT&T Internet Service and Video Services policy. Similarly, AT&T | DISH network service is subject to an additional privacy policy.

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WHAT PERSONAL IDENTIFYING INFORMATION WE COLLECT, HOW WE USE IT AND HOW YOU CAN CONTROL ITS USE

Personal identifying information we collect and use

We collect personal identifying information regarding our customers, including information customers give us, information collected as a result of the customer's relationship with us and information we obtain from other sources. Examples include name; address; e-mail address; telephone number; billing, payment, usage, credit and transaction information (including credit card numbers, account numbers and/or social security number); and demographic information.

We also collect personal identifying information that our Web visitors choose to provide to us (e.g., name, address, telephone number, e-mail address) when registering on our Web sites; ordering AT&T-offered products or services; sending us e-mail; responding to our surveys; entering contests or sweepstakes; or in connection with online ordering or billing functions.

We use the personal identifying information of a customer to provide, confirm, change, bill, monitor and resolve problems with the quality of AT&T-offered products and services. We also use the personal identifying information of a customer or Web visitor to develop, market and sell our products and services.

We may aggregate the personal identifying information of different customers or Web visitors to produce data about a group or category of services, customers or Web visitors. For example, we might use aggregate data about the types of services our customers have generally purchased at the same time in order to develop attractive bundled service offerings. Such aggregate data, however, will not reflect any personal identifying information of any specific customer or Web visitor.

Personal identifying information we disclose to third parties

We do not provide personal identifying information (other than information included in our directories and directory assistance service) to third parties for the marketing of their products and services without your consent.

We may provide personal identifying information to third parties where required to provide certain AT&T-offered products and services. For example, we disclose certain AT&T | DISH Network-related personal identifying information to Echostar Satellite Corporation, L.L.C. and its affiliates solely in order to provide AT&T | DISH Network services.

We may also provide personal identifying information to third parties who perform functions or services on our behalf. Examples include shipping companies who deliver AT&T products; AT&T-authorized agents who market and sell AT&T-offered products and services on our behalf; and Web site development or advertising companies, who provide Web design, analysis and advertising services.

When we provide such personal identifying information to third parties to perform such functions or services on our behalf, we require that they protect personal identifying information consistent with this policy and do not allow them to use such information for other purposes.

We may, where permitted or required by law, provide personal identifying information to third parties (including credit bureaus or collection agencies) without your consent:

To obtain payment for AT&T-offered products and services, enforce or apply our customer agreements, and/or protect our rights or property.

To comply with court orders, subpoenas, or other legal or regulatory requirements.

To prevent unlawful use of communications or other services, to assist in repairing network outages, and when a call is made to 911 from a customer phone and information regarding the caller's location is transmitted to a public safety agency.

To notify a responsible governmental entity if we reasonably believe that an emergency involving immediate danger of death or serious physical injury to any person requires or justifies disclosure without delay.

A customer's name and telephone number may also be transmitted and displayed on a Caller ID device unless the customer has elected to block such information. Caller ID Blocking does not prevent the display of the number when you dial certain business numbers, 911, 900 numbers or toll-free 800, 888, 877 or 866 numbers.

Information included in our directories and directory assistance service

We publish and distribute directories in print, on the Internet, and on CDs and/or other electronic media (some complimentary and some for a fee). These directories include limited personal identifying information about our customers — i.e., published customer names, addresses and telephone numbers — without restriction to their use. Our directories may also include information obtained from third parties. We also make that information available through directory assistance operators and through the Internet. For more information on controlling the disclosure of this information, see Obtaining non-published and non-listed numbers below.

We are required by law to provide published customer names, addresses and telephone numbers (or non-published status) to unaffiliated directory publishers and directory assistance providers, over whom AT&T has no control, for their use in creating directories and offering directory assistance services.

This directory information is not legally protected by copyrights and may be sorted, packaged, repackaged and made available again in different formats by anyone, including AT&T.

Obtaining non-published and non-listed numbers

Except as described below, telephone listings of AT&T local telephone customers are made available in our directories and through directory assistance.

When a customer subscribes to AT&T local telephone service, we offer the opportunity to request that the customer's name, number, and address not be published in our directories or made available through our directory assistance.

The names, numbers and addresses of customers who choose to have a "non-published" number will not be available in our directories or through our directory assistance. Likewise, we do not make non-published numbers available to others to include in directories or to provide directory assistance services.

The names, numbers and addresses of customers who choose to have a "non-listed" number will not be available in AT&T directories, but the information will be publicly available through directory assistance and will be provided to unaffiliated directory assistance providers over whom AT&T exercises no control.

There is a fee for customers who choose to have non-published or non-listed telephone numbers.

Customers may choose to exclude partial or all address information from their listings.

Customers in Nevada do not have the option of a non-listed number.

For more information, contact an AT&T service representative.

Our "Do Not Call" lists

We comply with all applicable laws and regulations regarding "Do Not Call" lists. These laws generally permit companies to contact their own customers even though such customers are listed on the federal and, in some instances, state "Do Not Call" lists.

Residential consumers may request that they be removed from AT&T's telemarketing lists at any time, including when an AT&T marketing and promotional call is received or by contacting an AT&T service representative.

Where required by state laws and/or regulations, we also honor requests from business customers to be removed from our telemarketing lists.

Wireless from AT&T, formerly Cingular® Wireless maintains its own "Do Not Call" policy and lists. Please contact Wireless from AT&T, formerly Cingular Wireless directly at 1-866-CINGULAR if you wish to be placed on its "Do Not Call" list.

Customer Proprietary Network Information

In the normal course of providing telecommunications services to our customers, we collect and maintain certain customer proprietary network information, also known as "CPNI". Your CPNI includes the types of telecommunications services you currently purchase, how you use them and related billing information for those services. Your telephone number, name and address are not CPNI.

Protecting the confidentiality of your CPNI is your right and our duty under federal law. We do not sell, trade or share your CPNI — including your calling records — with anyone outside of the AT&T family of companies or with anyone not authorized to represent us to offer our products or services, or to perform functions on our behalf except as may be required by law or authorized by you.

As a general rule, we are permitted to use CPNI in our provision of telecommunications services you purchase, including billing and collections for those services. We are permitted to use or disclose CPNI to offer telecommunications services of the same type that you already purchase from us. We may also use or disclose your CPNI for legal or regulatory reasons such as a court order, to investigate fraud or to protect against the unlawful use of our telecommunications network and services and to protect other users.

Click here for more information on the use of CPNI.

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WHAT ONLINE INFORMATION WE COLLECT, HOW WE USE IT AND HOW YOU CAN CONTROL ITS USE

Web usage information we collect and use

When Web visitors access our Web sites we automatically receive certain "Web usage" information. For example, our Web servers automatically collect the visitor's IP address, the visitor's Web browser and operating system types, and the identity of the Web page from which the visitor's browser entered our Web site. In addition, primarily through the use of cookies or Web beacons, we may collect other Web usage information, such as the Web pages the browser visits on our Web sites, the amount of time spent on such Web pages and whether the browser re-visits our Web sites/pages.

We use Web usage information to facilitate and enable the functioning of our Web sites and to expand and improve our Web visitors' online experience. We may also aggregate such Web usage information with other visitors' Web usage information to assess trends and better design, monitor and otherwise improve our Web sites, as well as to focus our marketing efforts.

In some cases we may combine Web usage information related to your access to our Web sites with personal identifying information. We use the combined information to provide our customers and Web visitors with a better online experience by providing customized features and services and to market and provide advertising about goods and services that may be of particular interest. Once combined, the resulting data is protected as personal identifying information as described in this policy.

How we use cookies, Web beacons, etc.

Cookies are alphanumeric identifiers that a Web server sends to your computer when you visit a Web site. Cookies can contain a variety of information, such as a simple count of how often you visit a Web site or information that allows us to customize our Web site for your use. Web beacons (also known as "clear gifs" or "one-pixel gifs") are small graphic images on a Web page or in an e-mail that allow us to monitor the activity on our Web sites or to make cookies more effective.

We, or a third party acting on our behalf, may use "cookies" to tailor and improve the content we deliver to our Web visitors, to improve our Web sites by assessing which areas, features, and products are most popular, and to personalize our Web sites and make recommendations based on information, including product choices, a particular visitor has previously provided. For example, we may use a cookie to identify your state so we do not ask you to enter it more than once. We also use cookies to store user preferences, complete online order activity and keep track of transactions.

We, or a third party acting on our behalf, may use Web beacons in certain of our Web pages and e-mails to gauge the effectiveness of our marketing campaigns and e-mail correspondence. For example, we may use Web beacons in our HTML-based e-mails to let us know which e-mails have been opened by the recipients.

You can configure your Web browser to alert you when a Web site is attempting to send a cookie to your computer and allow you to accept or refuse the cookie. You can also set your browser to disable the capacity to receive cookies or you can delete cookies previously accepted. Some AT&T Web pages (and other Web pages) may not work correctly if you have cookies disabled.

We may use advertising companies to deliver ads for AT&T-offered services and products on our Web sites or on third party Web sites. These Internet ads are often called "banner ads" and may contain third-party cookies or Web beacons that allow tracking of visitors' responses to our advertisements. Although these third parties may receive anonymous Web usage information about ad viewing on such Web sites, we prohibit them from using this information for any purpose other than to assist us in measuring the effectiveness of our ads.

We may also accept third party advertisements on our Web sites. You should refer to the privacy policy of these advertisers for information regarding their use of cookies and collection of information. You can visit the Network Advertising Initiative Web site to opt out of certain network advertisers' cookies.

Our e-mail marketing practices

We periodically send customers news and updates via e-mail regarding AT&T-offered services, products, and special promotions. Every marketing e-mail we send contains instructions and an opt-out link that will allow you to stop additional AT&T marketing e-mails based on line of business.

We do not provide your e-mail address to third parties for the marketing of third-party products without your consent.

Our policy on online access by children

AT&T Web sites are not designed to attract children under the age of 13. We do not target children for the collection of information online and do not knowingly collect personal identifying information from anyone under the age of 18.

Ordering online products and services from AT&T is limited to adults (age 18 or over or as otherwise legally defined).

We comply with all applicable laws and regulations, including the Children's Online Privacy Protection Act

(COPPA), which requires the consent of a parent or guardian for the collection of personally identifiable information from children under 13.

Linking to other sites

Our Web sites may provide links to third party sites. We are not responsible for the privacy, security or content of such sites. If you are asked to provide information on one of these Web sites, we encourage you carefully to review their privacy policy before sharing your information.

Online privacy education

We care about the privacy of our customers and Web visitors and strive to provide you with relevant information to help you learn how better to protect your privacy and security while online. Please visit the AT&T Internet Safety Web site and the AT&T Worldnet Security Center.

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HOW WE PROTECT YOUR INFORMATION

All AT&T employees are subject to the AT&T Code of Business Conduct and certain state-mandated codes of conduct. The AT&T Code requires all our employees to follow every law, rule, regulation, court and/or commission order that applies to our business at all times. In addition, the Code specifically requires compliance with legal requirements and company policies related to the privacy of communications and the security and privacy of customer records. Employees who fail to meet any of the standards embodied in the Code of Business Conduct may be subject to disciplinary action, up to and including dismissal.

We employ security measures designed to protect against unauthorized access to or unauthorized alteration, disclosure or destruction of data, including personal identifying information. We have implemented technology and security features and strict policy guidelines to safeguard the privacy of your personal identifying information, and we will continue to enhance our security procedures as new technology becomes available. For example:

We maintain and protect the security of our servers and we typically require user names and passwords to access sensitive data.

We use industry standard encryption methods to protect your data transmission unless you authorize unencrypted transmission.

We limit access to personal identifying information to those employees, contractors, and agents who need access to such information to operate, develop, or improve our services and products.

If we determine that a security breach has occurred and that such breach creates a risk of identity theft or service disruption, we will make reasonable attempts to notify you.

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PRIVACY POLICY UPDATES

This privacy policy supersedes and replaces all previously posted privacy policies.

We want you to be aware of the information we collect, how we use it and under what circumstances, if any, we disclose it. We reserve the right to update this privacy policy to reflect any changes we make in order to continue to serve the best interests of our customers and Web visitors and will timely post those changes. If we make a material change to this privacy policy, we will post a prominent notice on our Web sites.

If we intend, however, to use personal identifying information in a manner materially different from that stated at the time of collection, we will attempt to notify you at least 30 days in advance using an address or e-mail address, if you have provided one, and by posting a prominent notice on our Web sites, and you will be given a choice as to whether or not we use your information in this different manner.

Please periodically check our Web sites for changes to this privacy policy.

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CONTACTING US: QUESTIONS, COMMENTS, CONCERNS

AT&T honors requests from customers and Web visitors to review their personal identifying information that we maintain in reasonably retrievable form and we will gladly correct any such information that is inaccurate. You may verify that appropriate corrections have been made. Please contact an AT&T service representative.

If you are receiving unwanted e-mails at or from an SBC Internet Service e-mail address (e.g., @sbcglobal.net, @yahoo.com) please visit the AT&T Yahoo! Anti-Spam Resource Center. For AT&T Worldnet unwanted e-mails, please visit the AT&T Worldnet Spam Center.

We are happy to address any concerns you may have about our privacy practices and policies. You may e-mail us at privacypolicy@ATT.com or write to us at AT&T Privacy Policy, 175 E. Houston St., San Antonio, TX 78205.

AT&T is a TRUSTe licensee. TRUSTe is an independent, non-profit organization whose mission is to build user's trust and confidence in the Internet by promoting the use of fair information practices. Because AT&T wants to demonstrate its commitment to your privacy, it has agreed to disclose its information practices and have its privacy practices reviewed for compliance by TRUSTe. The TRUSTe program covers only information collected through AT&T Web sites, and does not cover information that may be collected through software downloaded from such sites.

AT&T's privacy policy and practices also meet the requirements of the Better Business Bureau's Online Privacy Program, and we proudly display the BBBOnLine Privacy Seal. Further information about this program is available at www.bbbonLine.org.

If you have questions or concerns regarding this policy, you should first contact us via e-mail at privacypolicy@att.com. If you do not receive acknowledgment of your inquiry or your inquiry is not satisfactorily addressed, you should then contact TRUSTe through the TRUSTe Watchdog Dispute Resolution Process and TRUSTe will serve as a liaison to resolve your concerns. You may also contact BBBOnLine at www.bbbonLine.org.

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ANNEX C

Statement of Dorothy Attwood

STATEMENT OF DOROTHY ATTWOOD
SENIOR VICE PRESIDENT, PUBLIC POLICY & CHIEF PRIVACY OFFICER
AT&T INC.

BEFORE:

UNITED STATES SENATE
COMMITTEE ON COMMERCE, SCIENCE AND TRANSPORTATION

HEARING ON BROADBAND PROVIDERS AND CONSUMER PRIVACY

September 25, 2008

Thank you, Chairman Inouye and Ranking Member Hutchison, for providing AT&T Inc. the opportunity to discuss online advertising and, more specifically, the issue that has received a good deal of recent attention, so-called online behavioral advertising. We trust that this hearing will help the discussion evolve past slogans and rhetoric to a more thoughtful examination of the facts and the development of a holistic consumer privacy policy framework that all participants in the online behavioral advertising sphere can and will adopt.

Your interest in these matters surely is warranted. Online advertising fuels investment and innovation across a wide range of Internet activities, and provides the revenue that enables consumers to enjoy many free and discounted services. Likewise, website publishers make most of their money from advertising, which revenue in turn funds today's vast wealth and diversity of Internet content and information – most of which consumers enjoy, again, for free. On the other hand, online advertising, especially next-generation forms of highly targeted behavioral advertising that involve tracking consumer web browsing and search activities, raise important consumer-privacy concerns that policymakers and industry must carefully weigh. In short, setting proper policy in this area will be crucial to a healthy and growing Internet ecosystem that benefits consumers.

AT&T does not today engage in online behavioral advertising, but we understand the uniquely sensitive nature of this practice. We have listened to our customers and watched the debate unfold, and are responding by advocating for a consumer-focused framework. As described in more detail herein, the pillars of this framework – *transparency, consumer control, privacy protection, and consumer value* – can be the foundation of a consistent regime applicable to all players in the online behavioral advertising sphere – including not just Internet Service Providers ("ISPs"), but also search engines and third party advertising networks – that both ensures that consumers have ultimate control over the use of their personal information and guards against privacy abuses.[1]

In particular, we believe that effective customer control for online behavioral advertising requires meaningful consent and therefore commit that *AT&T will not use consumer information for online behavioral advertising without an affirmative, advance action by the consumer that is based on a clear explanation of how the consumer's action will affect the use of her information.* This concept – often generically referred to as "opt-in" – means that a consumer's failure to act will *not* result in any collection and use by default of that consumer's information for online behavioral advertising purposes. This affirmative consent model differs materially from the default-based privacy policies that advertising networks and search engines – which already are

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[1] The policy framework that AT&T proposes here is informed by and should complement the Online Behavioral Advertising Self-Regulatory Principles issued by staff of the Federal Trade Commission in December of last year. Online Behavioral Advertising: Moving the Discussion Forward to Possible Self-Regulatory Principles, available at http://www.ftc.gov/05/2007/12/P85900stmt.pdf.

engaged in online behavioral advertising – currently employ. Given the obvious consumer benefits of such a model, we encourage all companies that engage in online behavioral advertising – regardless of the nature of their business models or the technologies they utilize – likewise to adopt this affirmative-advance-consent paradigm.

What is Online Behavioral Advertising?

There is no single, settled definition of online behavioral advertising in statute or case law, but the FTC and others have used the term to refer to it as the tracking of a consumer's web search and web browsing activities – by tracking either the person or a particular Internet access device, be it a computer, data-enabled mobile phone, or some other communications vehicle – to create a distinct profile of the consumer's online behavior. In this sense, it can clearly be distinguished from the simple practice of tracking a consumer's use of an individual website or obviously-related websites (such as those operated under a common trademark, trade name or conspicuously disclosed corporate affiliation), which practice does not necessarily raise the same privacy concerns as online behavioral advertising but which nonetheless can and should expressly be disclosed to Internet users. Privacy concerns about online behavioral advertising are not new – indeed, DoubleClick's (now a Google subsidiary) use of tracking cookies to collect and use information about consumer web browsing activity was the subject of an FTC proceeding in 2000.[2] More recently, the FTC and Congress have appropriately asked questions about the privacy implications of emerging online advertising businesses that involve the tracking of consumer web browsing and search activity. Thus, consistent with the focus of recent public discussion, we consider online behavioral advertising to be (1) the tracking of user

[2] Letter from Joel Winston, Acting Associate Director, Division of Financial Practices, Bureau of Consumer Protection, Federal Trade Commission, to ChristineVarney, Hogan & Hartson, Re: DoubleClick Inc. (Jan 22, 2001)(memorializing closure of FTC staff investigation).

web browsing and search activity across unrelated websites, (2) when the tracking and association of the websites or their components are largely invisible to the user, and (3) the resulting information is used to create a distinct user profile and deliver targeted advertising content.

Online behavioral advertising can take many forms. It can, for instance, involve the use by an ISP of technologies to capture and analyze a user's Internet browsing activities and experience across unrelated websites. These more ISP-specific methodologies are not, however, the only – and certainly are not nearly the most prevalent – forms of online behavioral advertising. Advertising-network technologies have evolved beyond solely tracking consumer web surfing activity at sites on which they sell advertising. They now also have the ability to observe a user's entire web browsing experience at a granular level. Techniques include the ad network "dropping" third-party tracking "cookies" on a consumer's computer to capture consumer visits to any one of thousands of unrelated websites; embedding software on PCs; or automatically downloading applications that – unbeknownst to the consumer – log the consumer's full session of browsing activity.

Ad networks and other non-ISPs employ these capabilities at the individual browser or computer level and they are as effective as any technique that an ISP might employ at creating specific customer profiles and enabling highly targeted advertising. Already ad networks and search engines track and store a vast trove of data about consumers' online activities. Google's practices exemplify the already extensive use of online behavior advertising, particularly by non-ISPs. Google logs and stores users' search requests, can track the search activity by IP address and a cookie that identifies the user's unique browser, and can even correlate search activities across multiple sessions, leading to the creation of a distinct and detailed user profile. Through DoubleClick, Google can drop tracking cookies on consumers' computers so that whenever the consumer visits web sites that contain a display ad placed by DoubleClick (which can be for virtually any product or service), the consumer's web browsing activity can be tracked across seemingly unrelated sites (e.g., CNN.com or ESPN.com). Google further has access to enormous amounts of personal information from its registered users, which its privacy policy expressly confirms can be combined with information from other Google services or third parties for the "display of customized content and advertising." And it even scans emails from non-Gmail subscribers sent to Gmail subscribers for contextual advertising purposes.

Thus, if anything, the largely invisible practices of ad-networks and search engines raise at least the same privacy concerns as do the online behavioral advertising techniques that ISPs could employ, such as deep-packet-inspection, which have application beyond mere targeted advertising, including managing network congestion, detecting viruses and combating child pornography. In short, the privacy and other policy issues surrounding online behavioral advertising are not technology-specific. The relevant touchstones are the manner in which consumer information is tracked and used, and the manner in which consumers are given notice of and are able to consent to or prohibit such practices. Those factors are entirely technology-neutral.

AT&T's Approach to Online Behavioral Advertising

AT&T does not today engage in online behavioral advertising.[3] This is not because AT&T sees no value in this next-generation form of online advertising. Indeed, if done properly, online behavioral advertising could prove quite valuable to consumers and could dramatically improve their online experiences. We do, however, believe it is essential to include strong privacy protections in the design of any online behavioral advertising program, which is why we will initiate such a program only after testing and validating the various technologies and only after establishing clear and consistent methods and procedures to ensure the protection of, and ultimate consumer control over, consumer information. We further intend to work with privacy advocates, consumer privacy coalitions and fellow industry participants in a cooperative, multi-faceted effort that we trust can and will lead to a predictable consumer driven framework in this area. In any event, if AT&T deploys these technologies and processes, it will do so the right way.

Against this backdrop, AT&T has already listened closely to its customers and will adopt meaningful and flexible privacy principles that will guide any effort to engage in online behavioral advertising. We summarize this framework as follows:

[3] AT&T does engage in some of the more ordinary and established aspects of online advertising. Like virtually every entity with a retail Internet presence, AT&T tracks usage on its own websites, such as att.com, in order to improve the online experience, optimize a particular site's capabilities and ease-of-use, and provide the most useful information to consumers about AT&T's products and services. In addition, like thousands of other businesses that operate websites, AT&T does business with advertising networks and has partnered with providers of online search. For example, on the AT&T broadband Internet access portal, AT&T makes space available for advertising provided by the Yahoo! advertising network, and users of the portal may be shown advertising that is based on their activity across sites signed up to the Yahoo! advertising network. Also by way of example, we have arranged for the Google search box to appear on our my.att.net site. In this regard, then, we are no different than any other website publisher.

- ***Transparency:*** Consumers must have full and complete notice of what information will be collected, how it will be used, and how it will be protected.

- ***Consumer Control:*** Consumers must have easily understood tools that will allow them to exercise meaningful consent, which should be a sacrosanct precondition to tracking online activities to be used for online behavioral advertising.

- ***Privacy protection:*** The privacy of consumers/users and their personal information will be vigorously protected, and we will deploy technology to guard against unauthorized access to personally identifiable information

- ***Consumer Value:*** The consumer benefits of an online behavioral advertising program include the ability to receive a differentiated, secure Internet experience that provides consumers with customized Internet advertisements that are relevant to their interests. But we think the future is about much more than just customized advertising. Consumers have shown that in a world of almost limitless choices in the content and services available on the Internet, they see great value in being able to customize their unique online experience. That is the ultimate promise of the technological advances that are emerging in the market today.

Call to Action

We believe these principles offer a rational approach to protecting consumer privacy while allowing the market for Internet advertising and its related products and services to grow. But, in order for consumers truly to be in control of their information, *all* entities involved in Internet advertising, including ad networks, search engines and ISPs, will need to adhere to a consistent set of principles. A policy regime that applies only to one set of actors will arbitrarily favor one business model or technology over another and, more importantly, represent only a partial and entirely unpredictable solution for consumers. After all, consumers do not want information and control with respect to just a subset of potential online advertising or the tracking and targeting that might underlie those ads. Thus, we urge all entities that engage in online behavioral advertising – including especially those who already engage in the practice – to join AT&T in committing to a policy of advance, affirmative consumer consent.